
11006885


SEC MAIL
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MAY 0 2 2011
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KFORCE®

Great People = Great Results℠









TECHNOLOGY | FINANCE AND ACCOUNTING | HEALTH AND LIFE SCIENCES | GOVERNMENT SOLUTIONS

2010 ANNUAL REPORT

KFORCE®

Kforce Inc. (NASDAQ: KFRC) is a professional staffing firm providing temporary, permanent and project solutions in the specialty areas of Technology, Finance & Accounting, Clinical Research, Health Information Management and Government Solutions. We have been matching job seekers and employers since 1962, and are headquartered in Tampa, Florida with 65 offices throughout the United States and two offices in the Philippines.

Kforce continues to be a leader in the staffing industry by employing a disciplined process to deliver the right people at the right time. Backed by more than 2,100 associates and 10,400 consultants on assignment, we believe that Great People = Great Results. Our core values of respect, integrity, trust, exceptional service, commitment and fun, as well as stewardship and community help us achieve our vision—"to be the Firm most respected by those we serve."









TECHNOLOGY

Our Technology specialty has the experience and delivery capability to supply staffing resources in the areas of functional and business management, systems applications development, enterprise data management and infrastructure. From application programmers and network operators, to systems analysts and CIOs, Kforce has an extensive database of qualified candidates to handle all of an organization's technical resource needs.

FINANCE AND ACCOUNTING

Our Finance and Accounting specialty provides highly qualified professionals in the functional areas of general accounting, audit services, SEC reporting, periodic financial close and tax preparation support. From CFOs and controllers with Big 4 experience to entry level transactional accounting positions, Kforce has the knowledge and dedication to deliver results for those we serve.

HEALTH AND LIFE SCIENCES

Our Health and Life Sciences group is composed of our Clinical Research and Health Information Management specialties. Kforce Clinical Research supports leading-edge pharmaceutical companies with services such as monitoring/site management, drug safety, regulatory affairs, biostatistics and study management. Kforce Health Information Management offers customized services including, Acute/Clinical Coding, Cancer/Trauma Registry, Workflow Assessments, Pre-RAC Reviews, and CDM reviews.

GOVERNMENT SOLUTIONS

Kforce Government Solutions (KGS) is a government contracting services provider that has offered a comprehensive portfolio of solutions to a wide range of Federal and Defense agencies since 1970. Headquartered in Fairfax, VA with offices in San Antonio, TX and Tampa, FL, KGS offers a full range of solutions in the areas of Financial Management and Accounting, Enterprise Technology Engineering and Operations, Intelligence, Healthcare Informatics, and Research and Development.

This Annual Report contains forward-looking statements (within the meaning of the federal securities laws). Please see the "Special Note Regarding Forward-Looking Statements" contained in the introductory portion of our Annual Report on Form 10-K for the year ended December 31, 2010 for additional information regarding forward-looking statements.

TO OUR FELLOW SHAREHOLDERS, CLIENTS AND EMPLOYEES:

We are very pleased with the Firm's performance in 2010 and are optimistic about our Firm's prospects, particularly against a backdrop of what appears to be a secular shift toward a greater utilization of flexible staffing. The United States (U.S.) labor environment in 2010 was unique in that we saw a disproportionate amount of private sector hiring coming through the temporary portion of payroll. More specifically, while 36% of net private job creation in the U.S. resulted from temporary hiring, only 1.7% of the overall U.S. payroll spend is related to temporary services. As a result of the prospects of a tepid economic recovery combined with the significant uncertainty that exists surrounding regulatory, tax and healthcare reform, our clients are increasingly looking toward a flexible staffing model that allows them to adjust in real time to this constantly shifting economic and regulatory environment. Businesses need to keep moving forward, but they also want to leave themselves maximum flexibility in terms of their workforce composition. We believe that is why job creation has been so different this cycle in that many of our clients continue to seek a "just in time" staffing solution with an "on/off" switch. In addition, the majority of the areas where Kforce specializes, particularly in Technology (Tech) and much of the financial workout engagements, are project driven by nature. While the overall Bureau of Labor Statistics (BLS) unemployment numbers remain relatively high, college-educated unemployment was just 4.8% at year end. When coupled with the projected increase in demand for professionals in specialty niches in Tech and Finance and Accounting (FA), employers are finding it more challenging to attract the highly skilled workers needed in today's knowledge-based economy. This, on top of what was a major cutback in internal recruiting resources during the recession, has led many of our clients to increasingly utilize an outside expert to recruit highly skilled employees. We believe these factors were a driver in our permanent placement business being up 38.6% in 2010.

Kforce used the past recession to prepare for this cycle. The Firm made a number of significant enhancements to our business model, service offerings, technological capabilities, support organization, and perhaps most importantly the significant expansion of our National Recruiting Center (NRC) and Strategic Accounts (SA) teams. We believe another key component of our success is the fact that the Firm focused on retaining our seasoned field and corporate leaders who are the lifeblood of our Firm. We are very pleased that the percentage of sales associates with greater than four years of experience is the highest in the Firm's history combined with the most seasoned executive team in the Firm's history. The objectives we established for 2010 were to focus on gaining market share and significant customer penetration and continuing to expand and optimize the NRC and SA teams, while remaining focused on our four core service offerings of Tech, FA, Health and Life Sciences (HLS) and Government Solutions (GS). Over the past year and a half, we have successfully doubled the size of the NRC and SA teams and significantly increased the business development efforts in our GS segment. The NRC now participates in 33% of our Tech and FA revenue and SA-impacted revenue grew 24.1% in 2010. As a result of the above, we were able to take market share, deliver exceptional service to our clients and generate strong returns for our shareholders.

The following is an executive summary of what Kforce believes are important 2010 highlights, which should be considered in the context of the additional discussions herein and in conjunction with the Consolidated Financial Statements and notes thereto:

- Total Firm revenue and earnings per share (EPS) for the full year 2010 was $990.8 million and $0.51 per share. An increase of 8.9% and 54.5%, respectively, from 2009 results of $910.1 million and $0.33 per share.
- The Firm experienced year-over-year revenue growth of 15.1% in Tech and 14.9% in FA and year-over-year declines of 9.9% in GS and 1.8% in HLS.
- Net income of $20.6 million for 2010 increased 60.3% year-over-year from $12.9 million in 2009.
- Over the past five years, the Firm's stock performance increased 45.0%, ranking it #1 in our 2010 industry peer group and had the only positive return in the peer group during the five-year period ending12/31/10.
- Total Tech revenue of $538.6 million for 2010 surpassed the previous record in 2008 of $519.9 million. Total Tech flex revenue of $522.2 million for 2010 was also a Firm record, exceeding the previous record of $493.3 million in 2008.
- Search revenue increased 38.6% year-over-year in 2010.
- The Firm experienced a 50 basis point decrease in flex gross margin on a year-over-year basis to 28.7% in 2010. GS, FA and HLS experienced declines of 360 basis points, 110 basis points and 10 basis points, respectively, while Tech experienced an increase of 50 basis points.
- Adjusted EBITDA for 2010 of $53.2 million increased 26.3% year-over-year from $42.1 million in 2009.
- Core headcount increased 8.7% year-over-year.
- Kforce purchased our corporate headquarters for $28.5 million on May 27, 2010, which was funded using borrowings under the Credit Facility. Bank debt as of December 31, 2010 increased to $10.8 million from $3.0 million as of December 31, 2009.

Looking at our service lines, total revenues for Tech, which represents roughly 54% of total Firm revenues, increased 15.1% on a year-over-year basis while Tech flex revenues continued to improve on a billing day basis throughout 2010. Recent trends indicate that the demand environment today for temporary technology staffing continues to be solid against a landscape where technology, and its constant need for repair, upgrade and refresh, is ubiquitous across the corporate environment. In our FA segment, which represents 19% of total Firm revenues, we continue to see demand in temporary FA driven by continued strength in many of the financial workout-related functions, which we believe has been enabled by our Strategic Accounts strategy and supported by our low cost, highly elastic centralized delivery function in the NRC. We continue to expect relative strength in this revenue stream. In HLS, which represents

16% of total Firm revenues, we continue to expect low revenue visibility for our Clinical Research business as a result of the continued consolidation in the large bio-pharma space, which will likely continue to impact our business. We believe the prospects for this business remain solid and the quality of our relationships with the strongest companies in this space will provide opportunities for growth in the longer term. Revenue trends within our Health Information Management business continue to be promising and margins remain strong as hospital spending may continue to increase, particularly in the project services and remote coding areas. This business has rebounded nicely over the last three quarters of 2010 as it continues to evolve its business model to better embrace the evolving technological changes in this space. Revenues for our GS segment, which represents 11% of total Firm revenues, declined 9.9%. With respect to near-term prospects for this segment, procurement delays are continuing to delay award decisions, many vacated positions are not being replaced and there continues to be a shift toward in-sourcing some of the activity previously allocated to contractors. With that said, this business is concentrated in some of the most promising long-term areas of federal services such as healthcare, data integrity, and finance and technology solutions. We have a well-seasoned management team in our GS business and we continue to be optimistic about the long-term growth prospects of this profitable business.

The majority of our cost structure is variable, and compensation expense, which is highly correlated to gross profit, comprises over 75% of our operating expenses. We continue to see leverage in our non-compensation-based cost structure as a result of the infrastructure investments made over the last few years. We believe our infrastructure and technology investments provide a flexible and world-class platform aimed at driving productivity, streamlining our processes to gain efficiencies and driving operating leverage. These investments included a business intelligence tool, enhancements to our front end and back office systems, an incentive compensation management system, and more. We are continuing to leverage our offshore capabilities in the Philippines for certain back office functions and to supplement the capabilities of the NRC as well, allowing us to gain efficiencies, reduce costs and benefit from the time zone differences. We believe these investments have prepared the Firm well for future growth.

The Firm continues to aggressively manage operating expenses. We continue to highly scrutinize every expense to ensure a proper return on investment and alignment of the cost structure with the revenue stream. Excluding the Firm's corporate headquarters acquisition, capital expenditures were $11.4 million for the year and are anticipated to decline to below $9 million in 2011 as we have now completed most planned major technology initiatives. The Firm repurchased 227,118 shares of stock during 2010 at an average price of $15.77 and we believe there continues to be value in our stock. The Firm has approximately $60 million available for future stock repurchases under current Board of Directors' authorizations.

Our objectives for 2011, the third year of our three-year plan, are to further penetrate existing strategic accounts, take additional customer share and selectively target new accounts where our service offerings and business model add value to our clients. Key to achieving these goals is the flexibility we have built into our delivery platform. With the NRC and SA now at an increased scale and gaining tenure, we believe we have the flexibility to rapidly deploy these teams to quickly satisfy large volume requests from our clients. This structure is new to staffing, as for years the industry model was a pure "bricks and mortar" model where output was constrained by embedded local capacity. Not only does the NRC and SA enhance our local "on the ground" fulfillment capabilities, the cost structure of the NRC and SA allows us to profitably serve certain clients and niches that would not be possible under a traditional staffing model.

As we look ahead to the next few years, we believe the platform we have built and the recent success we have had demonstrate strong initial steps to our five-year financial targets of an average of 15% annual growth in revenue and 25% annual EBIT growth. We believe our mix of service offerings, particularly in Tech and FA, position us for revenue growth and margin expansion as we hope to move further into this recovery and the secular shift toward flexible staffing. We believe we have a high-quality revenue stream and balance sheet, as well as the strongest management team in the Firm's history and a highly tenured associate population. While we will continue to make selective investments, we expect to capitalize on the capacity that exists in our associate base to increase leverage and accelerate earnings.

Once again, we wish to express our appreciation to our field and corporate teams, our consultants, our clients and our shareholders for allowing us the privilege of serving them and again demonstrating in 2010 that Great People = Great Results. We look forward to a bright future for all of our stakeholders.



David L. Dunkel
Chairman and
Chief Executive Officer



William L. Sanders
President

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Kforce's Consolidated Financial Statements and the related notes thereto incorporated into this Annual Report, hereinafter collectively referred to as "Consolidated Financial Statements."

Years Ended December 31,	**2010**	2009	2008 (1)	2007	2006
(In thousands, except per share amounts)					
Net service revenues	**$990,807**	$910,136	$997,017	$972,781	$868,001
Gross profit	**312,414**	285,979	344,651	352,023	304,749
Selling, general and administrative expenses	**265,183**	251,268	415,884	272,335	241,503
Depreciation and amortization	**12,611**	11,673	13,824	14,487	11,551
Other expense, net	**1,296**	1,145	2,136	4,422	3,701
Income (loss) from continuing operations, before income taxes	**33,324**	21,893	(87,193)	60,779	47,994
Provision for income taxes	**12,690**	9,020	1,928	23,856	18,550
Income (loss) from continuing operations	**20,634**	12,873	(89,121)	36,923	29,444
Income from discontinued operations, net of income taxes	**—**	—	5,013	3,444	3,075
Net income (loss)	**$ 20,634**	$ 12,873	$ (84,108)	$ 40,367	$ 32,519
Earnings (loss) per share—basic, continuing operations	**$0.52**	$0.33	$(2.26)	$0.90	$0.73
Earnings (loss) per share—diluted, continuing operations	**$0.51**	$0.33	$(2.26)	$0.87	$0.70
Earnings (loss) per share—basic	**$0.52**	$0.33	$(2.13)	$0.98	$0.81
Earnings (loss) per share—diluted	**$0.51**	$0.33	$(2.13)	$0.95	$0.77
Weighted average shares outstanding—basic	**39,480**	38,485	39,471	41,308	40,189
Weighted average shares outstanding—diluted	**40,503**	39,330	39,471	42,294	42,012

As of December 31,	**2010**	2009	2008 (1)	2007	2006
(In thousands)					
Working capital	**$ 64,878**	$ 57,924	$ 60,302	$ 95,348	$ 64,425
Total assets	**$391,044**	$339,825	$350,815	$476,136	$442,618
Total outstanding borrowings—credit facility	**$ 10,825**	$ 3,000	$ 38,022	$ 50,330	$ 86,435
Total long-term liabilities	**$ 36,904**	$ 33,887	$ 59,528	$ 78,102	$ 94,664
Stockholders' equity	**$253,817**	$226,725	$205,843	$312,468	$261,925

(1) Kforce recognized a goodwill and intangible asset impairment charge of $129.4 million during 2008. The tax benefit associated with this impairment charge was $14.2 million, resulting in an after-tax impairment charge of $115.2 million.

Acquisitions were made in our fiscal years ended December 31, 2008 and 2006. The results of operations for these acquisitions were included in our Consolidated Financial Statements from the respective acquisition date. See Note 7—"Acquisitions" to the Consolidated Financial Statements for more detail on acquisitions made in 2008. During the three months ended June 30, 2008, Kforce sold its Scientific and per-diem Nursing business and completed efforts to wind down the remaining operations of its non per-diem Nursing business. As a result, the results of operations of Scientific and Nursing have been presented as discontinued operations for the years ended December 31, 2008, 2007 and 2006. See Note 2—"Discontinued Operations" to the Consolidated Financial Statements for more detail.

STOCK PRICE PERFORMANCE

The following graph is a comparison of the cumulative total returns for Kforce common stock as compared with the cumulative total return for the NASDAQ Stock Market (U.S.) Index and the average performance of our 2010 Industry Peer Group (as listed below). Kforce's cumulative return was computed by dividing the difference between the price of Kforce common stock at the end of each year and the beginning of the measurement period (December 31, 2005 to December 31, 2010) by the price of Kforce common stock at the beginning of the measurement period. Cumulative total return for the peer group companies and the NASDAQ include dividends in the calculation of total return and are based upon an assumed $100 investment on December 31, 2005, with all returns weighted based on market capitalization at the end of each discrete measurement period. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Kforce's common stock. For purposes of the stock price performance graph below, Kforce has been excluded from the industry peer group.


150
125
100
75
50
Dollars
2005
2006
2007
2008
2009
2010
End of Year
Kforce Inc.
NASDAQ Stock Market (Composite)
Industry Peer Group—New
Industry Peer Group—Old

Investment of $100 on December 31, 2005	2005	2006	2007	2008	2009	2010
Kforce Inc.	100.0	109.1	87.4	68.8	112.0	145.0
Industry Peer Group—New	100.0	108.1	76.8	54.7	68.3	79.3
Industry Peer Group—Old	100.0	109.3	77.4	56.5	72.6	69.2
NASDAQ Stock Market (Composite)	100.0	109.5	120.3	71.5	102.9	120.3

2010 Industry Peer Group:

AMN Healthcare Services Inc
CDI Corporation
Ciber, Inc.
Kelly Services, Inc.
On Assignment, Inc.
Resources Connection, Inc.
Robert Half International Inc.
SFN Group, Inc.
Volt Information Sciences, Inc.

The industry peer group is one of the building blocks of executive compensation evaluation by providing our Compensation Committee fact-based data and providing insight into external compensation practices. The industry peer group provides information about pay magnitude, pay practices and performance comparison. The primary criterion for peer group selection includes peer company customers, geographical presence, talent, capital, complexity of operating model and annual revenues.

During 2010, Kforce replaced MPS Group, Inc. with SFN Group, Inc. in its industry peer group. This decision was driven by the acquisition of MPS by a less comparable corporation within the industry during the first quarter of 2010.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the NASDAQ Global Select Market under the symbol "KFRC." The following table sets forth, for the periods indicated, the high and low intra-day sales price of our common stock, as reported on the NASDAQ Global Select Market. These prices represent inter-dealer quotations without retail markups, markdowns or commissions, and may not represent actual transactions.

Three Months Ended	March 31,	June 30,	September 30,	December 31,
2010				
High	**$16.04**	**$16.25**	**$14.51**	**$17.10**
Low	**$12.32**	**$11.92**	**$ 9.80**	**$13.04**
2009				
High	$ 8.31	$ 11.20	$ 12.65	$ 14.43
Low	$ 5.44	$ 6.69	$ 8.05	$ 10.34

From January 1, 2011 through March 3, 2011, the high and low intra-day sales price of our common stock was $19.23 and $16.00, respectively. On March 3, 2011, the last reported sale price of our common stock on the NASDAQ Global Select Market was $18.06 per share.

Holders of Common Stock

On March 3, 2011, there were approximately 206 holders of record.

Dividends

Since our initial public offering in 1995, Kforce has not paid any cash dividends on its common stock and has no current intention to do so. Kforce is not restricted under its currently existing Credit Facility from paying dividends.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in its operations, Kforce is exposed to certain market risks, primarily changes in interest rates. The sensitivity analysis presented below for our Credit Facility is based on a 10% change in interest rates. This change is a hypothetical scenario and is used to calibrate potential risk and does not represent our view of future market changes.

As of December 31, 2010, we had $10.8 million outstanding under our Credit Facility. Our weighted average effective interest rate on our Credit Facility was 1.64% at December 31, 2010. A hypothetical 10% increase in interest rates in effect at December 31, 2010 would not have a significant effect on Kforce's annual interest expense.

We do not believe that we have a material exposure to fluctuations in foreign currencies because our international operations represented approximately 2% of net service revenues for the year ended December 31, 2010, and because our international operations' functional currency is the U.S. Dollar. However, Kforce will continue to assess the impact which currency fluctuations could have on our operations going forward.

BUSINESS OVERVIEW

Company Overview

We are a national provider of professional and technical specialty staffing services and solutions and operate through our corporate headquarters in Tampa, Florida as well as our 65 field offices, which are located throughout the United States, and two offices in Manila, Philippines. Kforce is a Florida corporation and was formed in August 1994 as a result of the combination of Romac & Associates, Inc. and three of its largest franchises. Kforce completed its Initial Public Offering in August 1995.

We provide our clients staffing services and solutions through four operating segments: Technology ("Tech"), Finance and Accounting ("FA"), Health and Life Sciences ("HLS") and Government Solutions ("GS"). Kforce organizes and manages its Tech and FA segments on a regional basis: Atlantic, North and West. Our Tech segment includes the results of Kforce Global Solutions, Inc. ("Global"), a wholly-owned subsidiary, which has two offices in the Philippines. We believe this operational alignment supports a more customer-centric organization, leverages our best leaders, leverages client relationships across functional offerings, and streamlines the organization by placing senior management closer to the customer as well as achieving greater cost efficiency. The HLS and GS segments are organized and managed by specialty because of the unique operating characteristics of each business.

The following charts depict the percentage of our total revenues for each of our segments for the years ended December 31, 2010 and 2009:


2010
10.4%
GS
16.3%
HLS
18.9%
FA
54.4%
Tech
2009
12.6%
GS
18.1%
HLS
17.9%
FA
51.4%
Tech

Tech

We provide both temporary staffing and permanent placement services to our clients, focusing primarily on more sophisticated areas of information technology (i.e., systems/applications programmers and developers, senior-level project managers, systems analysts, enterprise data management and e-business and networking technicians). Our Tech segment provides service to clients in a variety of industries with a strong footprint in healthcare, financial services and government integrators. A recent report published by Staffing Industry Analysts ("SIA") listed the information technology staffing market as one of the fastest growing sectors in 2010. The report anticipates that technology staffing growth will accelerate in 2011 and in 2012 will surpass the prior peak set in 2000 during the height of the dot-com boom. The U.S. Bureau of Labor Statistics ("BLS") lists computer systems design and related services among the fastest-growing industries reflecting the continuing demand for the high-level skills that are needed to keep up with changes in technology.

We believe this segment continues to benefit significantly from our centralized and highly flexible National Recruiting Center ("NRC") as well as our Strategic Accounts strategy, which we believe will also provide significant leverage in supporting future growth. Our Tech segment includes the results of Global, a wholly-owned subsidiary. Global provides information technology outsourcing solutions internationally through two offices located in the Philippines. Our international operations comprised approximately 2% of net service revenues for the three years ended December 31, 2010.

FA

Our FA segment provides both temporary staffing and permanent placement services to our clients in areas such as: taxation, budget preparation and analysis, mortgage and loan processing, financial reporting, cost analysis, accounts payable, accounts receivable, professional administrative, credit and collections, general accounting, audit services, and systems and controls analysis and documentation to support compliance work under Section 404 of the Sarbanes-Oxley Act of 2002. Our FA segment provides service to clients in a variety of industries with a strong footprint in financial services and government integrators.

We believe this segment continues to benefit significantly from our centralized and highly flexible NRC as well as our Strategic Accounts strategy, which we believe will also provide significant leverage in supporting future growth.

HLS

Our HLS segment includes our Clinical Research and Health Information Management specialties and provides both temporary staffing and permanent placements services to our clients. These categories primarily consist of clinical research associates for the pharmaceutical industry and health information management professionals for hospitals and healthcare facilities. The HLS segment, generally and especially in Clinical Research, is characterized by contracts and relationships that are typically longer term in nature as compared to our Tech and FA segments. A substantial portion of the sales, account management and recruiting functions for the HLS segment is provided out of our corporate headquarters. We have seen a trend, among larger pharmaceutical companies, to achieve greater efficiency and effectiveness through functional outsourcing, which allows larger pharmaceutical companies to reduce the number of facilities and streamline vendor management efforts. Consistent with the recent consolidation that has occurred within the pharmaceutical sector, a material portion of revenues within HLS is concentrated in a relatively small number of clients. For the year ended December 31, 2010, the single largest client within the HLS segment comprised approximately 29.7% of this segment's total revenues while only representing 4.9% of total Kforce revenues.

GS

The Federal Government is one of the largest consumers of information technology, spending approximately $78 billion in 2010 and budgeted to spend approximately $79 billion in 2011. Our GS segment provides Tech and FA professionals to the Federal Government, primarily as a prime contractor. GS also serves as a subcontractor to prime contractors, and we believe that our ability to source professional candidates for assignments, in combination with our prime contractor relationships, will allow us to pursue additional opportunities in this sector. The acquisition of RDI Systems, Inc., d/b/a dNovus RDI ("RDI" or "dNovus"), in 2008 was an important milestone, as our GS segment then began to have annualized revenues in excess of $100 million, which we believe provides this segment with access to more significant government contracts. Substantially all GS services are supplied to the Federal Government through field offices located in the Washington, D.C. and San Antonio, Texas areas.

Types of Staffing Services

Kforce's staffing services consist of temporary staffing services ("Flex") and permanent placement services ("Search"). The following chart depicts the percentage of total revenues for Flex and Search for the years ended December 31, 2010 and 2009:



2010
4.0%
Search
96.0%
Flex
2009
3.1%
Search
96.9%
Flex

Flex

We provide our clients with qualified individuals ("consultants") on a temporary basis when it is determined that the consultants have the appropriate skills and experience and are "the right match" for our clients. Our success is dependent upon our employees' ("associates") ability to: (1) understand and acknowledge the clients' needs; (2) determine and understand the capabilities of the consultants being recruited; and (3) deliver and manage the client-consultant relationship to the satisfaction of both our clients and our consultants. Proper execution by our associates and our consultants directly impacts the longevity of the assignments and increases the likelihood of being able to generate repeat business with our clients.

Flex revenues are driven by the number of total hours billed and established bill rates. Flex gross profit is determined by deducting consultant pay, benefits and other related costs from Flex revenues. Flex associate commissions, related taxes and other compensation and benefits as well as field management compensation are included in Selling, General and Administrative expenses ("SG&A"), along with administrative and corporate compensation. The Flex business model involves attempting to maximize the number of consultant hours and bill rates, while managing consultant pay rates and benefit costs, as well as compensation and benefits for our core associates. Flex revenues also include solutions provided through our GS segment. These revenues involve providing longer-term contract services to the customer primarily on time-and-materials, fixed-price, and cost-plus bases.

Search

The Search business is a smaller, yet important, part of our business that involves locating qualified individuals ("candidates") for permanent placement with our clients. We primarily perform these searches on a contingency basis; thus, fees are only earned if the candidates are ultimately hired by our clients. The typical structure for search fees is based upon a percentage of the placed individual's annual compensation in their first year of employment, which is known at the time of placement.

We recruit permanent employees from our Flex consultant population, from the job boards, from our associates' networks, social media networks and from passive candidates we identify who are currently employed and not actively seeking another position. Also, there are occasions where consultants are initially assigned to a client on a Flex basis and later are converted to a permanent placement, for which we also receive a Search fee (referred to as "conversion revenue"). Kforce targets clients and recruits for both Flex and Search services, which contributes to our objective of providing integrated solutions for all of our clients' human capital needs.

Search revenues are driven by placements made and the resulting fees billed and are recognized net of an allowance for "fallouts," which occur when placements do not complete the applicable contingency period. Although the contingency period varies by contract, it is typically 90 days or less. This allowance for fallouts is estimated based upon historical experience with Search placements that did not complete the contingency period. There are no consultant payroll costs associated with Search placements, thus all Search revenues increase gross profit by a like amount. Search associate commissions, compensation and benefits are included in SG&A.

In order to achieve greater stability in our revenue stream, Kforce management has deemphasized the investment in Search revenues to total revenues over the last several years, primarily because of the highly volatile nature of the Search business. Search revenues comprised 4.0% of total revenues in 2010 in contrast to in excess of 20% in 2000.

Business Strategy

The key elements of our business strategy include the following:

Retain our Great People. A significant focus of Kforce, especially during the most recent economic cycle, is on the retention of our most tenured and productive associates. We ended fiscal 2010 with what we believe to be the most tenured field sales team in Kforce's history, which we believe will significantly enhance our efforts to achieve future growth.

Continue to Optimize our NRC. We believe our centralized NRC offers Kforce a significant competitive advantage, and we believe that the NRC is particularly effective at meeting the demands of our Strategic Account clients as well as other demands for high volume staffing. The NRC identifies and interviews active candidates from nationally contracted job boards, Kforce.com, as well as other sources, then forwards qualified candidates to Kforce field offices to be matched to available positions. The NRC primarily supports our Tech and FA segments but is also expanding its support of our HLS segment. The optimization of the NRC in 2010 was a significant priority for the Firm, specifically around building an appropriate number of associates, aligning our geographical delivery and achieving dedicated market support. Given the significant investment in headcount within the NRC in 2010, the average NRC tenure is just over one year. As a result, a continuing focus is on training, ramping and development, which we expect will: (i) significantly enhance the performance of the NRC in meeting demand; (ii) enhance our efforts to support future growth and (iii) expand the NRC as our revenues increase.

Focus on our Strategic Accounts. A focus of Kforce is in cultivating relationships with large clients, both in terms of annual revenues and geographic dispersion. For each of our Strategic Accounts, Kforce assigns a Strategic Account Executive who is responsible for managing all aspects of our client relationship.

Encourage Employee Achievement. We have an intense focus on promoting and maintaining a quality-focused, results-oriented culture. Our field associates and corporate personnel are given incentives (which include competitions with significant prizes, incentive trips and internal recognition, in addition to bonuses) to encourage achievement of Kforce's corporate goals and high levels of service. During 2010, we implemented and went live with a business intelligence tool referred to as AMP!, which is an acronym for Actions Maximizing Performance. This metrics-based system is designed to provide associates with current and historical performance measures relative to their Kforce peers, which we believe will fuel healthy competition and assist associates in reaching their highest performance levels.

Focus on Value-Added Services. We focus on providing specialty staffing services and solutions to our clients. The placement of highly skilled personnel requires operational and technical skill to effectively recruit and evaluate personnel, match them to client needs, and manage the resulting relationships. We believe this strategy will serve to balance the desire for optimal volume, rate, effort and duration of assignment, while ultimately maximizing the benefit for our clients, consultants and the Firm. Of the areas of Tech, FA, HLS and GS, we concentrate resources in the areas of highest anticipated demand to adapt to the ever-changing landscape within the staffing industry. We believe our historical focus in these markets, combined with our staff's operating expertise, provides us with a competitive advantage.

Build Long-Term, Consultative Relationships. We believe we have developed long-term relationships with our clients by repeatedly providing solutions to their specialty staffing requirements. We strive to differentiate ourselves by working closely with our clients to understand their needs and maximize their return on human assets. In addition, Kforce's ability to offer flexible staffing services, coupled with our permanent placement capability, offers the client a broad spectrum of specialty staffing services. We believe this ability enables Kforce to emphasize consultative rather than just transactional client relationships, with the intent of expanding our share of our clients' staffing needs.

Achieve Extensive Client Penetration. Our client development process focuses on contacts with client employees responsible for staffing decisions. Contacts are made within functional departments and at different organizational levels within our client companies. Our associates are trained to develop a thorough understanding of each client's total staffing requirements in order to expand our share of our clients' staffing needs.

Recruit High-Quality Consultants. We place great emphasis on recruiting qualified consultants. We believe we have a recruiting advantage over our competitors who lack the ability to offer candidates flexible and permanent opportunities. We frequently place candidates seeking permanent employment in flexible assignments until a permanent position becomes available, as well as convert temporary candidates into permanent employees of our client companies.

Industry Overview

We serve Fortune 1000 companies, the Federal Government, state and local governments, local and regional companies, and small to mid-sized companies. Our 10 largest clients represented 23.5% of revenues and no single customer accounted for more than 4.9% of revenues for the year ended December 31, 2010. The specialty staffing industry is made up of thousands of companies, most of which are small local firms providing limited service offerings to a relatively small local client base. We believe Kforce is one of the 10 largest publicly-traded specialty staffing firms in the United States. According to a recent report by SIA, 94 companies reported at least $100 million in U.S. staffing revenues in 2009. Competition in a particular market can come from many different companies, both large and small. We believe, however, that our geographic presence, diversified service offerings, centralized NRC, Strategic Account team and focus on consistent service and delivery, all provide a competitive advantage, particularly with clients that have operations in multiple geographic markets. In addition, we believe that our diversified portfolio of service offerings is concentrated in areas with significant growth opportunities in both the short and long term.

Based upon previous economic cycles experienced by Kforce, we believe that times of sustained economic recovery generally stimulate demand for substantial additional U.S. workers and, conversely, an economic slowdown results in a contraction in demand for additional U.S. workers. We also believe that Flex demand generally increases before demand for permanent placements increases given that companies tend to prefer a flexible staffing model in the early stages of an economic recovery to ensure its sustainability. From an economic standpoint, temporary employment figures and trends are important indicators of staffing demand, which saw significant increases in 2010. While we believe the macro-employment picture continues to be relatively weak with the unemployment rate at 9.4% as of December 2010, temporary employment has expanded by 495,000 jobs since reaching a low in September 2009. In addition, the penetration rate (the percentage of temporary staffing to total employment) has increased 15 consecutive months from its low of 1.32% in August 2009 to over 1.7% in November 2010. We believe that the penetration rate could surpass the prior peak of 2.0% achieved in the late 1990s. If the penetration rate of temporary staffing continues to increase, we believe that our Flex revenues can grow significantly even in a relatively modest growth macro-economic environment. Management remains cautiously optimistic about the growth prospects of the temporary staffing industry, the penetration rate and in particular our revenue portfolio.

According to an industry report, the United States temporary staffing industry generated estimated revenues of $96.7 billion in 2007, $94.5 billion in 2008 and $71.2 billion in 2009; with projected revenues of $78.8 billion in 2010 and $88.0 billion in 2011. Of course, no reliable predictions can be made about the general economy, the staffing industry as a whole, or specialty staffing in particular; which we believe will experience increasing demand in 2011.

During 2006 and 2008, Kforce made several acquisitions in order to expand its presence in the Federal Government contracting space, primarily because the results of operations in the GS segment were anticipated to have better long-term growth stability during variable economic cycles. During 2010, our GS segment was significantly impacted by delays in the timing of project awards as well as a continuing trend by the Federal government to in-source certain functions and positions that were previously outsourced in an attempt to reduce expenditures. Continued political issues related to the federal budget may negatively impact the GS segment's 2011 performance. Despite the near-term challenges, however, we remain optimistic concerning the GS segment's long-term prospects.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Kforce, our operations and our present business environment. MD&A is provided as a supplement to—and should be read in conjunction with—our Consolidated Financial Statements and the accompanying notes thereto contained in this Annual Report as well as the Business Overview for an overview of our operations and business environment. This overview summarizes the structure of our MD&A, which includes the following sections:

- *Executive Summary*—a summary of our 2010 results.
- *Critical Accounting Estimates*—a discussion of the accounting estimates that are most critical to aid in fully understanding and evaluating our reported financial results and that require management's most difficult, subjective or complex judgments.
- *New Accounting Standards*—a discussion of recently issued accounting standards and their potential impact on our Consolidated Financial Statements.
- *Results of Operations*—an analysis of Kforce's consolidated results of operations for the three years presented in our Consolidated Financial Statements. In order to assist the reader in understanding our business as a whole, certain metrics are presented for each of our four operating segments.
- *Liquidity and Capital Resources*—an analysis of cash flows, off-balance sheet arrangements, stock repurchases and contractual obligations and commitments and the impact of changes in interest rates on our business.

During 2008, Kforce sold its Scientific and per-diem Nursing businesses. See Note 2—"Discontinued Operations" to the Consolidated Financial Statements for a more detailed discussion. The results presented in the accompanying consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2008 include activity relating to the Scientific and Nursing businesses as discontinued operations. Except as specifically noted, our discussions below exclude any activity related to the Scientific and Nursing businesses, which are addressed separately in the discussion of income from discontinued operations, net of income taxes.

EXECUTIVE SUMMARY

The following is an executive summary of what Kforce believes are important 2010 highlights, which should be considered in the context of the additional discussions herein and in conjunction with the Consolidated Financial Statements and notes thereto. We believe such highlights are as follows:

- Net service revenues increased 8.9% to $990.8 million in 2010 from $910.1 million in 2009. Net service revenues increased 15.1% for Tech and 14.9% for FA and decreased 1.8% for HLS and 9.9% for GS.
- Flex revenues increased 7.9% to $951.4 million in 2010 from $881.7 million in 2009.
- Search revenues increased 38.6% to $39.4 million in 2010 from $28.4 million in 2009.
- Flex gross profit margin decreased 50 basis points to 28.7% in 2010 from 29.2% in 2009. Flex gross profit margin increased 50 basis points for Tech, decreased 110 basis points for FA and 360 basis points for GS, and was flat for HLS.
- SG&A as a percentage of revenues for the year ended December 31, 2010 was 26.8% compared to 27.6% in 2009.
- Net income increased 60.3% to $20.6 million in 2010 from $12.9 million in 2009.
- The total amount outstanding under the Credit Facility increased $7.8 million to $10.8 million as of December 31, 2010 from $3.0 million as of December 31, 2009. As a result of the expiration date of the current Credit Facility, we have classified outstanding borrowings under the Credit Facility as a current liability in our Consolidated Financial Statements as of December 31, 2010.
- Diluted earnings per share increased 54.5% to $0.51 in 2010 from $0.33 in 2009.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In connection with the preparation of our Consolidated Financial Statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amount of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends, and other factors that management believes to be relevant at the time our Consolidated Financial Statements are prepared. On a regular basis, management reviews the accounting policies, estimates, assumptions and judgments to ensure that our Consolidated Financial Statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1—"Summary of Significant Accounting Policies" to the Consolidated Financial Statements, included in this Annual Report. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
ALLOWANCE FOR DOUBTFUL ACCOUNTS, FALLOUTS AND OTHER ACCOUNTS RECEIVABLE RESERVES See Note 1—"Summary of Significant Accounting Policies" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of our policies related to determining our allowance for doubtful accounts, fallouts and other accounts receivable reserves.	Kforce performs an ongoing analysis of factors including recent write-off and delinquency trends, changes in economic conditions, a specific analysis of material accounts receivable balances that are past due, and concentration of accounts receivable among clients, in establishing its allowance for doubtful accounts. Kforce estimates its allowance for Search fallouts based on our extensive historical experience with the actual occurrence of fallouts. Kforce estimates its reserve for future revenue adjustments (e.g. bill rate adjustments, time card adjustments) based on our historical experience.	We have not made any material changes in the accounting methodology used to establish our allowance for doubtful accounts, fallouts and other accounts receivable reserves. As of December 31, 2010 and 2009, the allowance was 2.6% and 5.1% as a percentage of gross accounts receivable, respectively. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our allowance for doubtful accounts. However, if our estimates regarding estimated accounts receivable losses are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in actual accounts receivable losses reserved at December 31, 2010, would have impacted our net income for 2010 by approximately $0.4 million. Although we do not believe that there is a reasonable likelihood that there will be a material change in the actual occurrence of fallouts, a 10% difference in our actual fallout experience reserved at December 31, 2010, would have impacted our net income for 2010 by less than $0.1 million.
GOODWILL IMPAIRMENT We evaluate goodwill for impairment annually or more frequently whenever events and circumstances indicate that the carrying value of the goodwill may not be recoverable. See Note 6—"Goodwill and Other Intangible Assets" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the valuation methodology employed. We completed our annual assessment of goodwill impairment as of December 31, 2010 using the methodology described therein and determined there was no impairment. The carrying value of goodwill as of December 31, 2010 was $138.1 million.	We determine the fair value of our reporting units using widely accepted valuation techniques, including discounted cash flow, market multiple analyses and market transactions analyses. These types of analyses contain uncertainties because they require management to make significant assumptions and judgments including: (i) an appropriate rate to discount the expected future cash flows, (ii) the inherent risk in achieving forecasted operating results, (iii) long-term growth rates, (iv) expectations for future economic cycles and (v) market multiples. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.	We have not made any material changes in our goodwill impairment assessment methodology during the past three fiscal years. Impairment was not indicated for any of our reporting units based on the results of the first step of the goodwill impairment assessment as of December 31, 2010. The fair value for Tech, FA, HLS and GS reporting units exceeded their carrying values by 59%, 107%, 58% and 17%, respectively. As a result of the 17% gap between the fair value and carrying value of our GS reporting unit, we performed a sensitivity analysis by independently modifying the discount rate, long-term growth rate and forecasted operating results, each of which did not indicate impairment. Given this, we do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment losses on goodwill and other intangible assets. However, if actual results are materially inconsistent with our estimates or assumptions, we may be exposed to impairment charges that could be material.
ACCOUNTING FOR BUSINESS COMBINATIONS In accordance with accounting for business combinations, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. We use all available information to estimate fair values and we adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed. During the last three fiscal years, we have completed one acquisition.	Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.	See Note 7—"Acquisitions" to the Notes to Consolidated Financial Statements, included in this Annual Report, for the purchase price allocation calculations as well as a description of the methods used to value the identifiable intangible assets. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to complete the purchase price allocation and estimate the fair value of acquired assets and liabilities. However, if future results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
SELF-INSURED LIABILITIES We are self-insured for certain losses related to health insurance and workers' compensation claims. However, we obtain third-party insurance coverage to limit our exposure to these claims. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, plan structure, internal claims management activities, demographic factors and severity factors. Periodically, management reviews its assumptions to determine the adequacy of our self-insured liabilities. Our liabilities for health insurance and workers' compensation claims as of December 31, 2010 were $3.5 million and $1.7 million, respectively.	Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate total cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities related to health insurance and workers' compensation as of December 31, 2010 would have impacted our net income for 2010 by approximately $0.5 million.
STOCK-BASED COMPENSATION We have stock-based compensation plans, which includes options, stock appreciation rights and unvested share awards and an employee stock purchase plan. See Note 1—"Summary of Significant Accounting Policies," Note 12—"Employee Benefit Plans," and Note 14—"Stock Incentive Plans" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of our stock-based compensation programs. We determine the fair value of our stock option awards and stock appreciation rights ("SARs") at the date of grant using widely accepted option-pricing models such as Black-Scholes. We determine the fair market value of our restricted stock ("RS") and performance accelerated restricted stock ("PARS") based on the closing stock price of Kforce's common stock at the date of grant. We also utilize a lattice model to determine the derived service period for our SARs and PARS, which contain a market condition.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, risk-free rates, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the estimate of fair value. RS and PARS require management to make assumptions regarding the likelihood of achieving any performance conditions as well as employee turnover rates. SARs and PARS also have certain market conditions, which are inherently difficult to estimate but are modeled using a Monte Carlo simulation model.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material or the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in our stock-based compensation expense would have impacted our net income for 2010 by approximately $0.6 million.
DEFINED BENEFIT PENSION PLAN—U.S. We have a defined benefit pension plan that benefits certain named executive officers, the Supplemental Executive Retirement Plan ("SERP"). See Note 12—"Employee Benefit Plans" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the terms of this plan.	When estimating the obligation for our pension and postretirement benefit plans, management is required to make certain assumptions and to apply judgment with respect to determining an appropriate discount rate, bonus percentage assumptions and expected future compensation increases for the participants in the plan.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our obligation. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in the discount rate used to measure the net periodic pension cost for the SERP during 2010 would have had an insignificant impact on our net income for 2010.
ACCOUNTING FOR INCOME TAXES See Note 4—"Income Taxes" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the components of Kforce's income tax expense as well as the temporary differences that exist as of December 31, 2010.	Our consolidated effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we conduct business. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions, including those that may be uncertain. Kforce is also required to exercise judgment with respect to the realization of our net deferred tax asset.	We do not believe that there is a reasonable likelihood that there will be a material change in our liability for uncertain income tax positions or our effective income tax rate. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses that could be material. A 0.50% change in our effective income tax rate from continuing operations would have impacted our net income for 2010 by approximately $0.2 million.

NEW ACCOUNTING STANDARDS

In November 2008, the SEC issued for comment a proposed roadmap regarding the potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS is a set of standards and interpretations adopted by the International Accounting Standards Board. Under the proposed roadmap, Kforce would be required to prepare its financial statements in accordance with IFRS in our fiscal year ending December 31, 2015. Kforce is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments. In February 2010, the SEC released a policy statement confirming the continuous movement toward a vote during 2011 on whether or not to move ahead with a mandate for the required use of IFRS for U.S. public companies as well as an estimated timeline.

In October 2009, the FASB issued guidance related to multiple-deliverable revenue arrangements. This guidance requires entities to allocate revenues in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenues to be allocated using the relative selling price method. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our future Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net service revenues for the years ended December 31, 2010 and 2009 were $990.8 million and $910.1 million, respectively, which represents an increase of 8.9%. The increase was primarily due to our Tech (which represents approximately 54% of our total net service revenues) and FA segments (which represents approximately 19% of our net service revenues), which had year-over-year increases in net service revenues of 15.1% and 14.9%, respectively. Net service revenues for HLS declined 1.8% primarily as a result of cost-cutting initiatives of large pharmaceutical companies and delays in hiring activity resulting from several mergers. Our GS segment experienced a 9.9% decline in net service revenues, which was primarily attributable to continued delays in the timing of project awards as well as the trend by the Federal Government to in-source certain functions in an attempt to reduce expenditures.

Flex gross profit margins decreased 50 basis points to 28.7% compared to 29.2% for the years ended December 31, 2010 and 2009, respectively. Kforce experienced declines in Flex gross profit margins across all segments with the exception of Tech, which increased 50 basis points on a year-over-year basis. The decreases experienced in most segments were primarily attributable to the compression in the spread between our bill and pay rates as well as higher payroll taxes, particularly unemployment taxes. SG&A expenses as a percentage of net service revenues were 26.8% and 27.6% for the years ended December 31, 2010 and 2009, respectively.

From an economic standpoint, temporary employment figures and trends are important indicators of staffing demand, which increased during the year ended December 31, 2010 as compared to 2009 based on data published by the Bureau of Labor Statistics ("BLS"). While we believe the macro-employment picture continues to be relatively weak with the unemployment rate at 9.4% as of December 2010, temporary employment has expanded by 495,000 jobs since reaching a low in September 2009. In addition, the penetration rate (the percentage of temporary staffing to total employment) has increased 15 consecutive months from its low of 1.32% in August 2009 to over 1.7% in November 2010. We believe that the penetration rate could surpass the prior peak of 2.0% achieved in the late 1990s. If the penetration rate of temporary staffing continues to increase, we believe that our Flex revenues can grow significantly even in a relatively modest growth macro-economic environment. Management remains cautiously optimistic about the growth prospects of the temporary staffing industry, the penetration rate and in particular our revenue portfolio.

Although there can be no assurance that historical trends will continue, Search activity and Flex gross margins historically decrease heading into the troughs of an economic cycle, increase after economic conditions have shown sustained improvement, and are the strongest during the peak of an economic cycle. Consistent with this trend, we have seen recent increases in Search activity. Search revenues increased 38.6% for 2010 compared to 2009. We believe these increases reflect clients rebuilding staff after significant reductions during 2008 and 2009. We expect this growth trend may flatten in the near term, which may be reflective of the completion of the initial stage of our clients rebuilding their full-time staff and a secular shift to a flexible staffing model.

We have utilized the most recent economic downturn to undertake several significant initiatives including (i) further developing and optimizing our NRC and Strategic Accounts teams in support of our field population, (ii) restructuring both our back office and field operations under our Shared Services program, (iii) upgrading our corporate systems (primarily our front end and time collection systems) and (iv) making other technology investments designed to increase the productivity of our field associates. We believe that these investments have increased our operating efficiency and enabled us to be more responsive to our clients as well as provided for a better operating platform to support the expected future growth. We believe our field operations model, which allows us to deliver our service offerings in a disciplined and consistent manner across all geographies and business lines, as well as our highly centralized back office operations, are competitive advantages and keys to our future growth and profitability. We also believe that our diversified portfolio of service offerings, which are primarily domestic, will also be a key contributor to our long-term financial stability.

Net Service Revenues. The following table sets forth, as a percentage of net service revenues, certain items in our consolidated statements of operations for the years ended:

December 31,	**2010**	2009	2008
Revenues by Segment:			
Tech	**54.4%**	51.4%	52.1%
FA	**18.9**	17.9	21.2
HLS	**16.3**	18.1	19.0
GS	**10.4**	12.6	7.7
Net service revenues	**100.0%**	100.0%	100.0%
Revenues by Time:			
Flex	**96.0%**	96.9%	93.4%
Search	**4.0**	3.1	6.6
Net service revenues	**100.0%**	100.0%	100.0%
Gross profit	**31.5%**	31.4%	34.6%
Selling, general and administrative expenses	**26.8%**	27.6%	41.7%
Income (loss) from continuing operations, before income taxes	**3.5%**	2.4%	(8.7)%
Income (loss) from continuing operations	**2.1%**	1.4%	(8.9)%
Net income (loss)	**2.1%**	1.4%	(8.4)%

The following table details net service revenues for Flex and Search revenues by segment and changes from the prior year.

(In thousands)	**2010**	**Increase (Decrease)**	2009	Increase (Decrease)	2008
Tech					
Flex	**$522,220**	**14.1%**	$457,544	(7.2)%	$493,282
Search	**16,346**	**59.0%**	10,280	(61.3)%	26,585
Total Tech	**$538,566**	**15.1%**	$467,824	(10.0)%	$519,867
FA					
Flex	**$165,831**	**13.4%**	$146,186	(16.0)%	$174,039
Search	**21,365**	**28.2%**	16,670	(55.2)%	37,220
Total FA	**$187,196**	**14.9%**	$162,856	(22.9)%	$211,259
HLS					
Flex	**$160,247**	**(2.0)%**	$163,481	(12.8)%	$187,486
Search	**1,666**	**14.7%**	1,452	(33.4)%	2,180
Total HLS	**$161,913**	**(1.8)%**	$164,933	(13.0)%	$189,666
GS					
Flex	**$103,132**	**(9.9)%**	$114,523	50.2%	$ 76,225
Search	**—**	**—**	—	—	—
Total GS	**$103,132**	**(9.9)%**	$114,523	50.2%	$ 76,225
Total Flex	**$951,430**	**7.9%**	$881,734	(5.3)%	$931,032
Total Search	**39,377**	**38.6%**	28,402	(57.0)%	65,985
Total Revenues	**$990,807**	**8.9%**	$910,136	(8.7)%	$997,017

While quarterly comparisons are not fully discussed herein, certain quarterly revenue trends are referred to in discussing annual comparisons. Our quarterly operating results are affected by the number of billing days in a quarter, which is provided in the table below. This 2010 quarterly information is presented for this purpose only.

(In thousands, except Billing Days)	Three Months Ended			
	December 31	**September 30**	**June 30**	**March 31**
Billing Days	**61**	**64**	**64**	**62**
Flex Revenues				
Tech	**$138,467**	**$137,326**	**$129,961**	**$116,466**
FA	**47,512**	**44,437**	**38,152**	**35,730**
HLS	**38,145**	**41,007**	**41,066**	**40,029**
GS	**23,313**	**26,190**	**27,091**	**26,538**
Total Flex	**$247,437**	**$248,960**	**$236,270**	**$218,763**
Search Revenues				
Tech	**$ 4,402**	**$ 4,604**	**$ 4,130**	**$ 3,210**
FA	**5,937**	**5,733**	**5,282**	**4,413**
HLS	**719**	**222**	**455**	**270**
Total Search	**$ 11,058**	**$ 10,559**	**$ 9,867**	**$ 7,893**
Total Revenues				
Tech	**$142,869**	**$141,930**	**$134,091**	**$119,676**
FA	**53,449**	**50,170**	**43,434**	**40,143**
HLS	**38,864**	**41,229**	**41,521**	**40,299**
GS	**23,313**	**26,190**	**27,091**	**26,538**
Total Revenues	**$258,495**	**$259,519**	**$246,137**	**$226,656**

Flex Revenues. The primary drivers of Flex revenues are the number of consultant hours worked, the consultant bill rate per hour and, to a limited extent, the amount of billable expenses incurred by Kforce.

Flex revenues for our largest segment, Tech, have been strong compared to the beginning stages of previous economic recoveries, which we believe is primarily a result of the candidate skill sets that are in demand, our great people and our operating model. A recent SIA report projected 10% growth in 2010 for the information technology staffing market while our Tech segment grew 15.1%. We believe that our operating model allows us to deliver our service offerings in a disciplined and consistent manner across all geographies and business lines. This operating model includes our NRC, which we believe has been highly effective in increasing the quality and speed of delivery of services to our clients, particularly our Strategic Accounts. We also believe that unlike the late 1990s and early 2000s, our customers generally did not over-hire during the most recent economic expansion. We also do not believe that an exaggerated technology bubble similar to that which occurred prior to the economic downturn in the early 2000s, which decreased demand for our Tech segment, developed prior to the most recent downturn. We expect to see continued growth in 2011 within our Tech segment.

Our FA segment experienced an increase in net service revenues of 14.9% during the year ended December 31, 2010 compared to 2009. According to a recent SIA report, the overall finance and accounting segment was to expect modest growth of 4% in 2010 with accelerated growth of 8% in 2011 and 2012. Consistent with Tech, we believe that the success of our FA segment has been enabled by our NRC, which has been particularly effective in meeting the demand within the mortgage, refinancing and foreclosure space that has seen significant growth in 2010. We expect to see continued growth in 2011 within our FA segment.

Net service revenues for our HLS segment decreased 1.8% for the year ended December 31, 2010 compared to 2009. The Clinical Research business, which comprised approximately 64% of our HLS segment in 2010, experienced a 3.6% decrease in net service revenues during the year ended December 31, 2010 compared to 2009, which we believe reflects the wind down of a large project and also the cost-cutting initiatives of large pharmaceutical companies and delays in hiring activity resulting from several mergers within this sector. We expect that our Clinical Research business may experience modest growth as a result of the continued impact of these items; however, we believe in the long-term growth prospects of this business. The Health

Information Management ("HIM") business, which comprised approximately 36% of our HLS segment in 2010, consists primarily of professionals providing medical coding and transcription services to hospitals and other healthcare facilities. Net service revenues within HIM increased 1.5% in 2010 as hospital census and spending continued to increase. We expect to see continued growth in 2011 within HIM.

Our GS segment experienced declining results for the year ended December 31, 2010 compared to 2009, which we believe is primarily a result of the macro-economic environment and political landscape. Since the change in the administration took place, our GS segment has been impacted by delays in the timing of project awards as well as a continuing trend by the Federal Government to in-source certain functions. The majority of our GS contracts contain an initial one-year term with four option years, which are typically exercised. At the end of this term, the contract award typically goes through a competitive bidding process to retain the contract. During 2009, approximately 60% (expressed as a percentage of 2009 revenues) of our GS segment's contracts were subject to the re-compete process. Historically, we have been successful in retaining contracts subject to the re-compete process although there can be no assurances that we will be as successful in the future. In 2010, management refocused its efforts on business development activities as the number of re-competes and the resources consumed related to the re-compete process have returned to normal levels. Management cannot predict the outcome of efforts to reduce federal spending and whether these efforts will materially impact the budgets of federal agencies that are customers of our GS segment. We expect net service revenues within our GS segment to be flat in 2011 as a result of the continuing trend of the Federal Government to in-source functions and Federal Government budgetary delays and cutbacks. We continue to believe in the long-term prospects of our GS segment.

The following table details total Flex hours for each segment and percentage changes over the prior period for the years ended December 31:

(In thousands)	**2010**	**Increase (Decrease)**	2009	Increase (Decrease)	2008
Tech	**8,333**	**14.1%**	7,304	(4.0)%	7,606
FA	**5,037**	**15.1%**	4,378	(9.5)%	4,840
HLS	**1,971**	**5.2%**	1,873	(12.0)%	2,129
GS	**1,114**	**(12.5)%**	1,273	51.4%	841
Total hours	**16,455**	**11.0%**	14,828	(3.8)%	15,416

The changes in billable expenses, which are included as a component of net services revenues, are primarily attributable to increases or decreases in project work. Flex billable expenses for each of our segments were as follows for the years ended December 31:

(In thousands)	**2010**	**Increase (Decrease)**	2009	Increase (Decrease)	2008
Tech	**$ 4,126**	**3.6%**	$ 3,983	57.1%	$ 2,536
FA	**374**	**98.9%**	188	(39.7)%	312
HLS	**13,723**	**(2.1)%**	14,016	(32.3)%	20,695
GS	**538**	**(53.7)%**	1,163	315.4%	280
Total billable expenses	**$18,761**	**(3.0)%**	$19,350	(18.8)%	$23,823

Search Fees. The increase or decrease in Search fees is primarily attributable to the increase or decrease in the number of placements as well as the average fee earned on each placement. Search fees also include conversion revenues (conversions occur when consultants initially assigned to a client on a temporary basis are later converted to a permanent placement). Our GS segment does not make permanent placements.

As previously mentioned, Search activity historically decreases heading into the troughs of an economic cycle, increases after economic conditions have shown sustained improvement, and is the strongest during the peak of an economic cycle. We cannot provide any assurances, however, that historical trends will continue. Search revenues increased 38.6% for the year ended December 31, 2010 compared to 2009. In addition, Search revenues increased sequentially each quarter during 2010. We believe these increases reflect our clients rebuilding their staff after significant reductions during 2008 and 2009. We expect this trend may subside in the near term after the initial increase but may still grow if the economic growth continues. Over the last several years, Kforce has aligned its Search business more closely with its Flex business to more efficiently meet customer needs and reduce the impact of the volatile nature of the Search business, as well as reduce the overall costs that must be invested in establishing and maintaining the Search workforce.

Total placements for each segment were as follows for the years ended December 31:

	2010	Increase (Decrease)	2009	Increase (Decrease)	2008
Tech	**1,118**	**51.3%**	739	(55.6)%	1,665
FA	**1,820**	**26.1%**	1,443	(48.3)%	2,792
HLS	**88**	**(12.0)%**	100	(30.6)%	144
Total placements	**3,026**	**32.6%**	2,282	(50.4)%	4,601

The average fee per placement for each segment was as follows for the years ended December 31:

	2010	Increase (Decrease)	2009	Increase (Decrease)	2008
Tech	**$14,615**	**5.1%**	$13,911	(12.9)%	$15,972
FA	**11,742**	**1.7%**	11,549	(13.4)%	13,329
HLS	**18,948**	**30.5%**	14,524	(4.0)%	15,131
Total average placement fee	**$13,013**	**4.6%**	$12,444	(13.2)%	$14,341

Gross Profit. Gross profit on Flex billings is determined by deducting the direct cost of services (primarily flexible personnel payroll wages, payroll taxes, payroll-related insurance, and subcontract costs) from net Flex service revenues. In addition, consistent with industry practices, gross profit dollars from Search fees are equal to revenues, because there are generally no direct costs associated with such revenues.

The following table presents, for each segment, the gross profit percentage for the year as well as the increase or decrease over the preceding period, as follows:

	2010	Increase (Decrease)	2009	Increase (Decrease)	2008
Tech	**29.7%**	**3.8%**	28.6%	(7.7)%	31.0%
FA	**37.8%**	**(0.5)%**	38.0%	(15.9)%	45.2%
HLS	**29.9%**	**0.0%**	29.9%	(5.1)%	31.5%
GS	**32.2%**	**(10.1)%**	35.8%	(4.0)%	37.3%
Total gross profit percentage	**31.5%**	**0.3%**	31.4%	(9.2)%	34.6%

Changes in the amount of Search fees as a percentage of total revenues can significantly impact total gross profit percentage because Search revenues contribute 100% to gross profit, as described previously. Given this dynamic, Kforce monitors the gross profit percentage as a percentage of Flex revenues, which is referred to as the Flex gross profit percentage. This provides management with the necessary insight into the other drivers of total gross profit percentage such as changes in volume evidenced by changes in hours billed for Flex and changes in the spread between bill rate and pay rate for Flex.

The increase in Search gross profit from 2009 to 2010 was $11.0 million, composed of a $9.4 million increase in volume and a $1.6 million increase in rate. The decrease in Search gross profit from 2008 to 2009 was $37.6 million, composed of a $30.9 million decrease in volume and a $6.7 million decrease in rate.

The following table presents, for each segment, the Flex gross profit percentage for the years ended December 31:

	2010	Increase (Decrease)	2009	Increase (Decrease)	2008
Tech	**27.5%**	**1.9%**	27.0%	(1.1)%	27.3%
FA	**29.8%**	**(3.6)%**	30.9%	(7.8)%	33.5%
HLS	**29.2%**	**0.0%**	29.2%	(4.9)%	30.7%
GS	**32.2%**	**(10.1)%**	35.8%	(4.0)%	37.3%
Total Flex gross profit percentage	**28.7%**	**(1.7)%**	29.2%	(2.3)%	29.9%

The increase in Flex gross profit from 2009 to 2010 was $15.4 million, composed of a $26.0 million increase in volume and a $10.6 million decrease in rate. The decrease in Flex gross profit from 2008 to 2009 was $21.1 million, composed of a $10.3 million decrease in volume and a $10.8 million decrease in rate.

In general, as economic conditions begin to improve and revenues begin to increase, there is typically a lag in our ability to raise average bill rates as quickly as pay rates increase, thereby negatively impacting margins. In addition, the increase in payroll taxes, particularly unemployment taxes, has impacted our Flex gross profit percentage in recent years, which we expect may continue to rise. Our Tech segment experienced an increase in the Flex gross profit percentage for the year ended December 31, 2010 compared to 2009, which was primarily the result of an improvement in the spread between our bill and pay rate and a decrease in payroll taxes resulting from the Hiring Incentives to Restore Employment Act ("HIRE Act"). The decrease in the Flex gross profit percentage for our FA segment for the year ended December 31, 2010 compared to 2009 was also impacted by a shift in Flex hours to clients with higher volume and lower gross margins offset by a decrease in payroll taxes which was primarily the result of the HIRE Act. The Flex gross profit percentage decline for our GS segment for the year ended December 31, 2010 compared to 2009 was primarily impacted by a shift in the type of contract from a time-and-materials to fixed fee and cost plus arrangements, which generally carry a lower margin, as well as reduced pricing resulting from the Federal Government's efforts to reduce spending.

A significant continued focus for the Firm is on optimizing the spread between bill rates and pay rates, which will focus on providing our associates with tools, economic knowledge and defined programs to drive improvement in the effectiveness of our pricing strategy around the staffing services we provide. This strategy will serve to balance the desire for optimal volume, rate, effort and duration of assignment, while ultimately maximizing the benefit for our clients, consultants and the Firm. We anticipate that our Flex gross profit margin will increase in each of our segments in 2011.

Selling, General and Administrative ("SG&A") Expenses. For the years ended December 31, 2010, 2009 and 2008, total commissions, compensation, payroll taxes, and benefit costs as a percentage of SG&A represented 83.6%, 82.1%, and 55.8% (81.1% excluding the goodwill and intangible asset impairment charge), respectively. Commissions and related payroll taxes and benefit costs are variable costs driven primarily by revenues and gross profit levels, and associate performance. Therefore, as gross profit levels change, these expenses are also generally anticipated to change but remain relatively consistent as a percentage of revenues.

The following table presents these components of SG&A along with an "other" caption, which includes bad debt expense, lease expense, professional fees, travel, telephone, computer and certain other expenses; as an absolute amount and as a percentage of total net service revenues for the years ended December 31:

(In thousands)	**2010**	**% of Revenues**	2009	% of Revenues	2008	% of Revenues
Compensation, commissions, payroll taxes and benefits costs	**$221,602**	**22.4%**	$206,315	22.7%	$232,189	23.3%
Other	**43,581**	**4.4**	44,083	4.8	54,286	5.4
Impairment charges	**—**	**—**	870	0.1	129,409	13.0
Total SG&A	**$265,183**	**26.8%**	$251,268	27.6%	$415,884	41.7%

SG&A as a percentage of net service revenues decreased 80 basis points in 2010 compared to 2009. This was primarily attributable to the following:

- Decrease in compensation and benefits cost of 0.4% of net service revenues, which was primarily related to: (i) an overall decrease in compensation as a result of the Firm's continued efforts to align pay for performance; (ii) a decrease in the cost of providing health insurance to our employees as a result of a decline in claim volume and severity during the year ended December 31, 2010; (iii) an increase in the amount of capitalized labor related to our significant technology projects and (iv) a decrease in stock-based compensation resulting from a $3.6 million charge incurred from the acceleration of the vesting of certain equity awards during September of 2009. These decreases were partially offset by an increase in compensation within our Strategic Accounts and NRC teams, which is reflective of the investments made by the Firm.
- Decrease in lease expense of 0.3% of net service revenues, which was primarily attributable to the acquisition of our corporate headquarters during May 2010, which eliminated any future lease expense relating to this location.
- Decrease in bad debt expense of 0.2% of net service revenues, which was primarily attributable to the reduction of our allowance for doubtful accounts to reflect the positive experience as it relates to our accounts receivable portfolio and increased clarity with respect to the macro-economic environment.
- Increase in professional fees of 0.2% of net service revenues, which was primarily attributable to an accrual for the expected settlement of a class action lawsuit and related legal fees.

Depreciation and Amortization. The following table presents depreciation and amortization expense by major category for the years ended December 31, 2010, 2009 and 2008 as well as the increases (decreases) experienced during 2010 and 2009:

(In thousands)	**2010**	**Increase (Decrease)**	2009	Increase (Decrease)	2008
Fixed asset depreciation	**$ 3,777**	**19.3%**	$ 3,167	14.0%	$2,777
Capital lease asset depreciation	**1,781**	**(14.5)**	2,084	(21.0)	2,638
Capitalized software amortization	**4,925**	**11.3**	4,426	(6.2)	4,720
Intangible asset amortization	**2,128**	**6.6**	1,996	(45.9)	3,689
Total depreciation and amortization	**$12,611**	**8.0%**	$11,673	(15.6)%	$13,824

Fixed Asset Depreciation: The $0.6 million increase in 2010 primarily relates to the acquisition of Kforce's corporate headquarters in May 2010. The $0.4 million increase in 2009 was primarily related to increases in the purchases of computer hardware, furniture and leasehold improvements, which were primarily for expansions in our business and the number of field office lease renewals.

Capital Lease Asset Depreciation: The $0.3 million and $0.6 million decrease in 2010 and 2009, respectively, were primarily related to the reduction in costs associated with certain capital leases in 2010 and 2009, and decisions to purchase certain computer equipment in 2008 as opposed to leasing such assets.

Capitalized Software Amortization: The $0.5 million increase in 2010 primarily related to the commencement of amortization on several technology initiatives implemented during 2010. The $0.3 million decrease in 2009 is primarily related to certain software becoming fully amortized during late 2008 and 2009.

Intangible Asset Amortization: The $1.7 million decrease in 2009 is primarily related to the completion of amortization of certain identifiable intangible assets acquired in the 2004 acquisition of Hall Kinion and the 2005 acquisition of VistaRMS, Inc.

Other Expense, Net. Other expense, net was $1.3 million in 2010, $1.1 million in 2009 and $2.1 million in 2008, and consists primarily of interest expense related to Kforce's Credit Facility. The decrease of $1.0 million in 2009 was primarily due to Kforce's continued emphasis on paying down outstanding debt during 2009 and 2008, and the reduction of Kforce's weighted average borrowing rate.

Income Tax Expense. Income tax expense as a percentage of income from continuing operations before income taxes (our "effective rate for continued operations") for each of the three years ended December 31, 2010, 2009 and 2008 was 38.1%, 41.2%, and (2.2)%, respectively. The decrease in Kforce's effective rate for 2010 is primarily a result of higher pretax net income for 2010 and the impact of unrealized foreign exchange gains and losses attributable to our operations in the Philippines. The change in the effective tax rate for 2009 was primarily related to the largely non-deductible goodwill impairment charge that occurred in 2008.

Income from Discontinued Operations, Net of Income Taxes. Discontinued operations include the consolidated income and expense of Kforce's Scientific and Nursing businesses. During the three months ended June 30, 2008, Kforce completed the sale of its Scientific and per-diem Nursing businesses resulting in a pretax gain of $7.3 million for the year ended December 31, 2008. Included in the determination of the pretax gain is $2.1 million of goodwill that was allocated to the carrying value of these businesses upon disposition, and transaction expenses which primarily included commissions, legal fees and transaction bonuses totaling $1.4 million.

Income tax expense as a percentage of income from discontinued operations, before income taxes, for the years ended December 31, 2008 and 2007 was 41.0% and 39.3%, respectively. The increase in the effective income tax rate of discontinued operations for the year ended December 31, 2008 is primarily related to the non-deductibility of a portion of the goodwill that was allocated to the carrying value of the per-diem Nursing business upon its disposition.

Adjusted EBITDA. Adjusted EBITDA, a non-GAAP financial measure, is defined as net income before discontinued operations, non-cash impairment charges, interest, income taxes, depreciation and amortization, and amortization of stock-based compensation expense. Adjusted EBITDA should not be considered a measure of financial performance under generally accepted accounting principles. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our past and future financial performance, and this presentation should not be construed as an inference by us that our future results will be unaffected by those items excluded from Adjusted EBITDA. Adjusted EBITDA is a key measure used by management to evaluate its operations including its ability to generate cash flows and, consequently, management believes this is useful information to investors. The measure should not be considered in isolation or as an alternative to net income, cash flows or other financial statement information presented in the unaudited condensed consolidated financial statements as indicators of financial performance or liquidity. The measure is not determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations. Also, Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

Some of the items that are excluded also impacted certain balance sheet assets, resulting in all or a portion of an asset being written off without a corresponding recovery of cash we may have previously spent with respect to the asset. In addition, although we excluded stock-based compensation expense (which we expect to continue to incur in the future) because it is a non-cash expense, the associated stock issued may result in an increase in our outstanding shares of stock, which may result in the dilution of our stockholder ownership interest. We encourage you to evaluate these items and the potential risks of excluding such items when analyzing our financial position.

The following table presents Adjusted EBITDA results and includes a reconciliation of Adjusted EBITDA to net income for the years ended December 31:

(In thousands, except per share amounts)	**2010**	**Per Share**	2009	Per Share	2008	Per Share
Net income (loss)	**$20,634**	**$0.51**	$12,873	$0.33	$ (84,108)	$(2.13)
Income from discontinued operations, net of taxes	**—**	**—**	—	—	5,013	0.13
Income (loss) from continuing operations	**20,634**	**0.51**	12,873	0.33	(89,121)	(2.26)
Intangible assets impairment, pretax	**—**	**—**	870	0.02	129,409	3.28
Depreciation and amortization	**12,611**	**0.31**	11,673	0.30	13,824	0.35
Acceleration of PARS and SARs	**—**	**—**	3,624	0.09	6,009	0.15
Amortization of stock options and SARs	**—**	**—**	127	0.00	2,363	0.06
Amortization of RS and PARS	**6,036**	**0.15**	2,620	0.07	3,372	0.09
Interest expense and other	**1,254**	**0.03**	1,338	0.03	2,258	0.06
Income tax expense	**12,690**	**0.31**	9,020	0.23	1,928	0.05
Earnings per share adjustment*	**—**	**—**	—	—	—	(0.03)
Adjusted EBITDA	**$53,225**	**$1.31**	$42,145	$1.07	$ 70,042	$ 1.75

*This earnings per share adjustment is necessary to properly reconcile net loss per share on a GAAP basis to Adjusted EBITDA per share. Reconciling items within the table above are based on basic weighted average shares outstanding, as the inclusion of dilutive securities such as stock options and stock awards would have an anti-dilutive effect on loss per share.

LIQUIDITY AND CAPITAL RESOURCES

To meet our capital and liquidity requirements, we primarily rely on operating cash flow as well as borrowings under our existing Credit Facility. At December 31, 2010, Kforce had $64.9 million in working capital compared to $57.9 million in 2009. Kforce's current ratio (current assets divided by current liabilities) was 1.6 at the end of 2010 and 1.7 at the end of 2009. As a result of the expiration date of the current Credit Facility, we have classified $10.8 million of outstanding borrowings under the Credit Facility as a current liability in our Consolidated Financial Statements as of December 31, 2010, which has impacted the above measures. As a result of the increase in Kforce's long-term debt, which was driven primarily by the acquisition of its corporate headquarters in May 2010, our percentage of borrowings under our Credit Facility to equity increased to 4.3% as of December 31, 2010 from 1.3% as of December 31, 2009.

Please see the accompanying Consolidated Statements of Cash Flows for each of the three years ended December 31, 2010 in the Consolidated Financial Statements for a more detailed description of our cash flows. Kforce is principally focused on achieving the appropriate balance in the following areas of cash flow: (i) achieving positive cash flow from operating activities; (ii) reducing the outstanding balance of our Credit Facility; (iii) repurchasing our common stock; (iv) investing in our infrastructure to allow sustainable growth via capital expenditures; and (v) making strategic acquisitions.

We believe that existing cash and cash equivalents, cash flow from operations, and available borrowings under our Credit Facility will be adequate to meet the capital expenditure and working capital requirements of our operations for at least the next 12 months. However, further deterioration in the economic environment and market conditions, among other things, could negatively impact operating results and liquidity as well as the ability of our lenders to fund borrowings. There is no assurance that: (i) our lenders will be able to fund our borrowings; or (ii) if operations were to deteriorate and additional financing were to become necessary, we would be able to obtain financing in amounts sufficient to meet operating requirements or at terms which are satisfactory and which allow us to remain competitive.

Actual results could also differ materially from those indicated as a result of a number of factors, including the use of currently available resources for possible acquisitions and possible additional stock repurchases.

The following table presents a summary of our cash flows from operating, investing and financing activities, as follows:

	Years Ended December 31,		
(In thousands)	**2010**	2009	2008
Cash provided by (used in):			
Operating activities	**$ 28,590**	$ 42,696	$ 89,328
Investing activities	**(35,768)**	(6,039)	(39,442)
Financing activities	**5,421**	(34,505)	(50,309)
Net (decrease) increase in cash and cash equivalents	**$ (1,757)**	$ 2,152	$ (423)

Discontinued Operations

As was previously discussed, Kforce sold its Scientific and its per-diem Nursing businesses on April 29, 2008 and June 29, 2008, respectively. The accompanying Consolidated Statements of Cash Flows have been presented on a combined basis (continuing operations and discontinued operations). Cash flows provided by discontinued operations for all prior periods, including the year ended December 31, 2008, were provided by operating activities and were not material to the capital resources of Kforce. In addition, the absence of cash flows from discontinued operations is not expected to have a significant effect on the future liquidity, financial position, or capital resources of Kforce.

Operating Activities

The significant variations in cash provided by operating activities and net income (loss) are principally related to adjustments to net income (loss) for certain non-cash charges such as the goodwill and intangible asset impairment charge, depreciation and amortization expense, stock-based compensation and the gain on sale of discontinued operations. These adjustments are more fully detailed in our Consolidated Statements of Cash Flows for the three years ended December 31, 2010 in the Consolidated Financial Statements. Our largest source of operating cash flows is the collection of trade receivables and our largest use of operating cash flows is the payment of our employee and consultant populations' compensation, which includes base salary, commissions and bonuses. The decrease in cash provided by operating activities in 2010 primarily resulted from the increase in trade receivables, net due to the increase in net service revenues and the timing of collections.

Investing Activities

Capital expenditures have been made over the years on Kforce's infrastructure as we anticipate growth in our business. Capital expenditures during 2010, 2009 and 2008 were $37.7 million, $3.8 million and $8.5 million, respectively. The increase in cash used for capital expenditures during the year ended December 31, 2010 as compared to 2009 and 2008 was primarily a result of the acquisition of our corporate headquarters in May 2010 for a total purchase price, including acquisition-related costs, of $28.9 million. Capital expenditures during 2009 were below the levels of 2008 primarily as a result of: (i) the significant investments in our technology infrastructure in previous years; (ii) prioritizing the uses of cash during the economic recession; and (iii) taking time to strategically plan for future investments.

We expect to continue to selectively invest in our infrastructure in order to support the expected future growth in our business. Kforce believes it has sufficient cash and availability under its Credit Facility to make any necessary capital expenditures in the foreseeable future.

Cash proceeds from the dispositions of our Scientific and per-diem Nursing businesses were $12.0 million for the year ended December 31, 2008. We continually review our portfolio of businesses and their operations in comparison to our internal strategic and performance objectives. As part of this review, we may acquire other businesses and further invest in, fully divest and/or sell parts of our current businesses.

Financing Activities

There were no open market repurchases of common stock in 2009 or 2010. During 2008, open market repurchases of common stock were $36.7 million.

Credit Facility

Borrowings under the Credit Facility are limited to 85% of eligible accounts receivable, of which unbilled receivables can be no more than 40% of billed receivables, less certain minimum availability reserves, and bear interest at a rate of LIBOR plus 1.25% or Prime. Fluctuations in the ratio of unbilled to billed receivable could result in material changes to availability from time to time. Letters of credit issued under the Credit Facility require Kforce to pay a fronting fee equal to 0.125% of the amount of each letter of credit issued plus 1.25% per annum of the total amount of letters of credit outstanding. To the extent that Kforce has unused availability under the Credit Facility, an unused line fee is required to be paid equal to 0.25% of the average unused balance on a monthly basis. Borrowings under the Credit Facility are principally secured by our accounts receivable but are also secured by substantially all of the assets of Kforce. Under the Credit Facility, Kforce is required to maintain a minimum fixed charge coverage ratio in the event that it is unable to maintain minimum availability under the Credit Facility of $15.0 million. As of December 31, 2010, Kforce had availability under the Credit Facility in excess of the minimum requirement; therefore, the minimum fixed charge coverage ratio of 1.25 to 1.00 was not applicable. Kforce believes that it will be able to maintain the minimum availability requirement; however, in the event that Kforce is unable to do so, Kforce could fail the fixed charge coverage ratio, which would constitute an event of default.

On September 15, 2009, and effective as of September 16, 2009, CIT Group, Inc. ("CIT") assigned rights and obligations under the Credit Facility together with a corresponding portion of each of its outstanding committed loans and letter of credit obligations in an amount equal to $20.0 million to Wachovia. After giving effect to this assignment, the commitments of Wachovia and CIT under the Credit Facility are now $50.0 million and $15.0 million, respectively. Kforce Inc. incurred no fees in conjunction with this assignment and there was no impact to the maximum borrowings or other provisions within the Credit Facility.

The Credit Facility expires in November 2011. Kforce is currently undergoing an evaluation of various financing alternatives, including an extension of the existing Credit Facility, a new credit facility and alternative financing vehicles. As a result of the expiration date of the current Credit Facility, we have classified outstanding borrowings under the Credit Facility as a current liability in our Consolidated Financial Statements as of December 31, 2010. Kforce cannot provide any assurance that it will be able to secure alternative financing prior to the expiration of the existing Credit Facility. Kforce believes that cash generated from operating activities would be sufficient to fund operations if such an event occurs.

As of December 31, 2010, $10.8 million was outstanding and $89.3 million was available under the Credit Facility. During the three months ended December 31, 2010, maximum outstanding borrowings under the Credit Facility were $22.6 million. The increase in the cash provided by financing activities for the year ended December 31, 2010 as compared to 2009 was primarily the result of the acquisition of our corporate headquarters in the second quarter of 2010 for a total purchase price, including acquisition-related costs, of $28.9 million. As of March 3, 2011, $36.0 million was outstanding and $69.0 million was available under the Credit Facility.

Off-Balance Sheet Arrangements

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2010, Kforce had letters of credit outstanding for workers' compensation and other insurance coverage totaling $2.7 million and for facility lease deposits totaling $0.2 million. Kforce does not have any additional off-balance sheet arrangements that have had, or are expected to have, a material effect on our Consolidated Financial Statements.

Stock Repurchases

As of December 31, 2009, our Board of Directors had authorized $75.0 million of repurchases of our common stock, and $72.5 million remained available for future repurchases. During the year ended December 31, 2010, Kforce repurchased approximately 0.2 million shares of common stock for minimum income tax withholding on the exercising of stock options and SARs and the vesting of restricted stock awards at a total cost of $3.6 million. There were no open market repurchases during 2010. As of December 31, 2010, $68.9 million remains available for future repurchases.

On December 30, 2010, Kforce filed a Form 8-K with the SEC announcing that it had entered into a corporate stock repurchase plan in accordance with Rule 10b5-1 of the Exchange Act, which was effective from January 6, 2011 through February 11, 2011. This corporate stock repurchase plan was subject to certain price, market, volume and timing constraints which were specified in the plan. Pursuant to this plan, Kforce repurchased 0.1 million shares at a total purchase price of $1.7 million. Also, Kforce repurchased 0.2 million shares at a total purchase price of $3.4 million from February 12, 2011 through March 4, 2011.

Contractual Obligations and Commitments

The following table presents our expected future contractual obligations as of December 31, 2010:

	Payments due by period				
(In thousands)	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	$ 13,189	$ 5,785	$ 6,611	$ 793	$ —
Capital lease obligations	4,275	1,871	2,158	246	—
Credit facility (a)	10,825	10,825	—	—	—
Interest payable—credit facility (b)	148	148	—	—	—
Purchase obligations	14,344	6,548	7,024	772	—
Liability for unrecognized tax positions (c)	—	—	—	—	—
Deferred compensation plan liability (d)	20,678	967	1,094	310	18,307
Other (e)	—	—	—	—	—
Supplemental executive retirement plan (f)	41,933	—	10,383	—	31,550
Supplement executive retirement health plan (f)	8,543	—	17	86	8,440
Foreign defined benefit pension plan (g)	23,780	—	404	22	23,354
Total	$137,715	$26,144	$27,691	$2,229	$81,651

(a) The Credit Facility expires in November 2011. Kforce is currently undergoing an evaluation of various financing alternatives, including an extension of the existing Credit Facility, a new credit facility and alternative financing vehicles. As a result of the expiration date of the current Credit Facility, we have classified all outstanding borrowings under the Credit Facility as a current liability in our Consolidated Financial Statements as of December 31, 2010.

(b) Kforce's weighted average interest rate as of December 31, 2010 was 1.64%, which was utilized to forecast the expected future interest rate payments. These payments are inherently uncertain due to interest rate and outstanding borrowings fluctuations that will occur over the remaining term of the Credit Facility.

(c) Kforce's liability for unrecognized tax positions as of December 31, 2010 was $0.2 million. This balance has been excluded from the table above due to the significant uncertainty with respect to expected settlements.

(d) Kforce has a non-qualified deferred compensation plan pursuant to which eligible highly-compensated key employees may elect to defer part of their compensation to later years. These amounts, which are classified as other accrued liabilities and other long-term liabilities, respectively, are payable upon retirement or termination of employment. Amounts payable upon the retirement or termination of employment may become payable during the next five years if covered employees schedule a distribution, retire or terminate during that time.

(e) Kforce provides letters of credit to certain vendors in lieu of cash deposits. Kforce currently has letters of credit totaling $2.8 million outstanding as security for workers' compensation and property insurance policies as well as facility lease deposits. Kforce maintains a sub-limit for letters of credit of $15 million under its Credit Facility.

(f) There is no funding requirement associated with the SERP or the SERHP. Kforce does not currently anticipate funding the SERP or SERHP during 2011. Kforce has included the total undiscounted projected benefit payments, as determined at December 31, 2010, in the table above. See Note 12—"Employee Benefit Plans" to the Consolidated Financial Statements for more detail.

(g) Kforce has included the total undiscounted projected benefit payments, as determined at December 31, 2010 in the table above. There is no funding requirement associated with this plan.

Kforce has no material unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

Income Tax Audits

Kforce is periodically subject to U.S. Internal Revenue Service audits as well as state and other local income tax audits for various tax years. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances concerning future tax audits.

Registration Statement on Form S-3

On March 18, 2009, Kforce filed a Registration Statement on Form S-3 that allows the issuance of up to $250 million of common stock and other equity, debt and financial instruments for general corporate purposes which may include capital expenditures, the repayment or refinancing of debt, investments in our subsidiaries, working capital, or the financing of possible acquisitions or business opportunities. Such filings are referred to as "Shelf Registrations." No issuance of securities has been made under this registration statement as of December 31, 2010. There is no assurance that the existence of the Shelf Registration will assist Kforce in registering its securities in connection with future efforts to raise capital or for other purposes.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kforce is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. Kforce's internal control system was designed to provide reasonable assurance to Kforce's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of the CEO and the CFO, Kforce's management assessed the effectiveness of Kforce's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2010, Kforce's internal control over financial reporting is effective based on those criteria.

Kforce's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our internal control over financial reporting. This report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kforce Inc.
Tampa, Florida

We have audited the accompanying consolidated balance sheets of Kforce Inc. and subsidiaries ("Kforce") as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. We also have audited Kforce's internal control over financial reporting as of December 31, 2010, based on *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Kforce's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on internal control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on Kforce's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kforce as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Kforce maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
March 4, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)

Years Ended December 31,	**2010**	2009	2008
Net service revenues	**$990,807**	$910,136	$997,017
Direct costs of services	**678,393**	624,157	652,366
Gross profit	**312,414**	285,979	344,651
Selling, general and administrative expenses, excluding impairment	**265,183**	250,398	286,475
Goodwill and intangible asset impairment	**—**	870	129,409
Selling, general and administrative expenses	**265,183**	251,268	415,884
Depreciation and amortization	**12,611**	11,673	13,824
Income (loss) from operations	**34,620**	23,038	(85,057)
Other expense (income):			
Interest income	**(20)**	(99)	(73)
Interest expense	**1,274**	1,437	2,331
Other expense (income)	**42**	(193)	(122)
Income (loss) from continuing operations, before income taxes	**33,324**	21,893	(87,193)
Income tax expense	**12,690**	9,020	1,928
Income (loss) from continuing operations	**20,634**	12,873	(89,121)
Income from discontinued operations, net of income taxes	**—**	—	5,013
Net income (loss)	**20,634**	12,873	(84,108)
Other comprehensive (loss) income:			
Pension and postretirement plans adjustments, net of tax	**(267)**	(1,602)	389
Comprehensive income (loss)	**$ 20,367**	$ 11,271	$ (83,719)
Earnings (loss) per share—basic			
From continuing operations	**$0.52**	$0.33	$(2.26)
From discontinued operations	**—**	—	0.13
Earnings (loss) per share—basic	**$0.52**	$0.33	$(2.13)
Earnings (loss) per share—diluted			
From continuing operations	**$0.51**	$0.33	$(2.26)
From discontinued operations	**—**	—	0.13
Earnings (loss) per share—diluted	**$0.51**	$0.33	$(2.13)
Weighted average shares outstanding—basic	**39,480**	38,485	39,471
Weighted average shares outstanding—diluted	**40,503**	39,330	39,471

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

December 31,	2010	2009
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 1,055**	$ 2,812
Trade receivables, net of allowances of $4,021 and $6,604, respectively	**148,507**	123,144
Income tax refund receivable	**5,675**	246
Deferred tax asset, net	**4,950**	6,011
Prepaid expenses and other current assets	**5,014**	4,924
Total current assets	**165,201**	137,137
Fixed assets, net	**38,130**	11,407
Other assets, net	**32,941**	32,914
Deferred tax asset, net	**8,907**	10,380
Intangible assets, net	**7,787**	10,075
Goodwill	**138,078**	137,912
Total assets	**$ 391,044**	$ 339,825
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other accrued liabilities	**$ 30,602**	$ 25,437
Accrued payroll costs	**54,461**	50,690
Current debt—credit facility	**10,825**	—
Other current liabilities	**4,185**	2,807
Income taxes payable	**250**	279
Total current liabilities	**100,323**	79,213
Long-term debt—credit facility	**—**	3,000
Long-term debt—other	**2,103**	1,784
Other long-term liabilities	**34,801**	29,103
Total liabilities	**137,227**	113,100
Commitments and contingencies (see Note 15)		
Stockholders' Equity:		
Preferred stock, $0.01 par; 15,000 shares authorized, none issued and outstanding	**—**	—
Common stock, $0.01 par; 250,000 shares authorized, 66,542 and 63,281 issued, respectively	**665**	633
Additional paid-in capital	**355,869**	338,890
Accumulated other comprehensive loss	**(1,480)**	(1,213)
Retained earnings	**61,979**	41,345
Treasury stock, at cost; 24,823 and 24,176 shares, respectively	**(163,216)**	(152,930)
Total stockholders' equity	**253,817**	226,725
Total liabilities and stockholders' equity	**$ 391,044**	$ 339,825

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

Years Ended December 31,	**2010**	2009	2008
Common stock—shares:			
Shares at beginning of period	**63,281**	61,866	60,919
Exercise of stock options and stock appreciation rights	**1,212**	615	371
Issuance of restricted stock	**2,049**	800	576
Shares at end of period	**66,542**	63,281	61,866
Common stock—par value:			
Balance at beginning of period	**$ 633**	$ 619	$ 609
Exercise of stock options and stock appreciation rights	**12**	6	4
Issuance of restricted stock	**20**	8	6
Balance at end of period	**$ 665**	$ 633	$ 619
Additional paid-in capital:			
Balance at beginning of period	**$ 338,890**	$ 325,187	$ 310,165
Exercise of stock options and stock appreciation rights	**8,626**	5,944	2,591
Income tax benefit from stock-based compensation	**2,337**	1,243	416
Stock-based compensation expense	**6,036**	6,371	11,744
Employee stock purchase plan	**—**	153	277
Issuance of restricted stock	**(20)**	(8)	(6)
Balance at end of period	**$ 355,869**	$ 338,890	$ 325,187
Accumulated other comprehensive (loss) income:			
Balance at beginning of period	**$ (1,213)**	$ 389	$ —
Pension and postretirement plans adjustments, net of tax of $170, $1,051 and $310, respectively	**(267)**	(1,602)	389
Balance at end of period	**$ (1,480)**	$ (1,213)	$ 389
Retained earnings:			
Balance at beginning of period	**$ 41,345**	$ 28,472	$ 112,580
Net income (loss)	**20,634**	12,873	(84,108)
Balance at end of period	**$ 61,979**	$ 41,345	$ 28,472
Treasury stock—shares:			
Shares at beginning of period	**24,176**	23,850	19,365
Open market repurchases of common stock	**—**	—	4,395
Shares tendered in payment of the exercise price of stock options	**420**	195	52
Shares repurchased for minimum tax withholding on restricted stock, stock option exercises and stock appreciation rights	**227**	212	134
Employee stock purchase plan	**—**	(81)	(96)
Shares at end of period	**24,823**	24,176	23,850
Treasury stock—cost:			
Balance at beginning of period	**$(152,930)**	$(148,824)	$(110,886)
Open market repurchases of common stock	**—**	—	(36,712)
Shares tendered in payment of the exercise price of stock options	**(6,705)**	(2,171)	(578)
Shares repurchased for minimum tax withholding on restricted stock awards, stock option exercises and stock appreciation rights	**(3,581)**	(2,368)	(1,220)
Employee stock purchase plan	**—**	433	572
Balance at end of period	**$(163,216)**	$(152,930)	$(148,824)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	**2010**	2009	2008
Cash flows from operating activities:			
Net income (loss)	**$ 20,634**	$ 12,873	$ (84,108)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Goodwill and intangible asset impairment	**—**	870	129,409
Deferred income tax provision (benefit), net	**2,534**	1,281	(16,389)
Gain on sale of discontinued operations	**—**	—	(7,330)
(Recovery of) provision for bad debts on accounts receivable and other accounts receivable reserves	**(2,996)**	(319)	5,135
Depreciation and amortization	**12,611**	11,673	13,824
Stock-based compensation	**6,036**	6,371	11,744
Pension and postretirement benefit plans expense	**4,025**	2,002	2,860
Alternative long-term incentive award	**1,563**	2,467	—
Amortization of deferred financing costs	**151**	151	—
Tax benefit attributable to stock-based compensation	**2,337**	1,243	416
Excess tax benefit attributable to stock-based compensation	**(1,519)**	(899)	(57)
Deferred compensation liability increase (decrease), net	**2,431**	3,136	(5,261)
(Gain) loss on cash surrender value of Company-owned life insurance	**(1,246)**	(2,179)	6,168
Loss on asset sales	**110**	220	158
Other	**172**	(197)	(24)
(Increase) decrease in operating assets, net of acquisitions:			
Trade receivables, net	**(22,366)**	9,453	31,748
Income tax refund receivable	**(5,429)**	241	(110)
Prepaid expenses and other current assets	**(199)**	(57)	(236)
Other assets, net	**(155)**	6	476
Increase (decrease) in operating liabilities, net of acquisitions:			
Accounts payable and other current liabilities	**5,688**	(2,758)	(318)
Accrued payroll costs	**3,771**	(7)	(3,798)
Income taxes payable	**(30)**	(3,853)	1,413
Other long-term liabilities	**467**	978	3,608
Cash provided by operating activities	**28,590**	42,696	89,328
Cash flows from investing activities:			
Capital expenditures	**(37,747)**	(3,847)	(8,505)
Proceeds from borrowings against cash surrender value of Company-owned life insurance policies	**4,959**	—	—
Premiums paid for Company-owned life insurance policies	**(3,331)**	(3,345)	(4,594)
Acquisitions, net of cash received	**—**	(109)	(38,404)
Proceeds from disposition of businesses	**—**	—	12,036
Proceeds from escrow	**—**	1,170	—
Other	**351**	92	25
Cash used in investing activities	**(35,768)**	(6,039)	(39,442)
Cash flows from financing activities:			
Proceeds from bank line of credit	**448,490**	284,482	395,232
Payments on bank line of credit	**(440,665)**	(319,504)	(407,540)
Payment of capital expenditure financing	**(1,752)**	(2,052)	(2,706)
Short-term vendor financing	**(523)**	259	563
Proceeds from exercise of stock options, net of shares tendered in payment of the exercise price of stock options	**1,933**	3,779	2,017
Excess tax benefit from stock-based compensation	**1,519**	899	57
Shares repurchased for minimum tax withholding on restricted stock awards, stock option exercises and SARs	**(3,581)**	(2,368)	(1,220)
Open market repurchases of common stock	**—**	—	(36,712)
Cash provided by (used in) financing activities	**5,421**	(34,505)	(50,309)
Change in cash and cash equivalents	**(1,757)**	2,152	(423)
Cash and cash equivalents at beginning of year	**2,812**	660	1,083
Cash and cash equivalents at end of year	**$ 1,055**	$ 2,812	$ 660

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Kforce Inc. and subsidiaries ("Kforce") is a provider of professional staffing services and solutions to its customers in the following segments: Technology ("Tech"), Finance and Accounting ("FA"), Health and Life Sciences ("HLS") and Government Solutions ("GS"). Kforce provides flexible staffing services and solutions on both a temporary and full-time basis. Kforce operates through its corporate headquarters in Tampa, Florida as well its 65 field offices, which are located throughout the United States. One of our subsidiaries, Kforce Global Solutions, Inc. ("Global"), provides information technology outsourcing services internationally through two offices in Manila, Philippines. Our international operations comprised approximately 2% of net service revenues for each of the three years ended December 31, 2010 and are included in our Tech segment.

Kforce serves clients from the Fortune 1000, the Federal Government, state and local governments, local and regional companies and small to mid-sized companies.

Basis of Presentation

The consolidated financial statements of Kforce have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC").

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its wholly-owned subsidiaries. References in this document to "Kforce," "the Company," "we," "our" or "us" refer to Kforce Inc. and its subsidiaries, except where the context indicates otherwise. All intercompany transactions and balances have been eliminated in consolidation.

In addition to its wholly-owned subsidiaries, the consolidated financial statements of Kforce also include its 49% interest in a joint venture, which was acquired in the 2008 acquisition of RDI Systems, Inc., d/b/a dNovus RDI ("RDI" or "dNovus"). This joint venture is recorded as an investment in an unconsolidated entity and is accounted for under the equity method of accounting. Kforce's equity in the earnings of its equity method investment is recorded as income with a corresponding increase in the investment with distributions received reducing the investment. This investment had an insignificant effect on the accompanying consolidated financial statements in all years presented.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most important of these estimates and assumptions relate to the following: allowance for doubtful accounts, fallouts and other accounts receivable reserves; accounting for goodwill and identifiable intangible assets and any related impairment; self-insured liabilities for workers' compensation and health insurance; stock-based compensation; obligations for pension and postretirement benefit plans and accounting for income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash and Cash Equivalents

Kforce classifies all highly liquid investments with an original initial maturity of three months or less as cash equivalents. Cash and cash equivalents consist of cash on hand with banks, either in commercial accounts, or overnight interest-bearing money market accounts and at times may exceed federally insured limits. Cash and cash equivalents are stated at cost, which approximates fair value due to the short duration of their maturity.

Accounts Receivable Reserves

Kforce establishes its reserves for expected credit losses, fallouts, early payment discounts and revenue adjustments based on past experience and estimates of potential future activity. Specific to our allowance for doubtful accounts, which comprises approximately 70% of our accounts receivable reserves, Kforce performs an ongoing analysis of factors including recent write-off and delinquency trends, a specific analysis of significant receivable balances that are past due, the concentration of accounts receivable among clients and higher-risk sectors, and the current state of the U.S. economy. Trade receivables are written off by Kforce after all collection efforts have been exhausted.

Accounts receivable reserves as a percentage of gross accounts receivable were 2.6% and 5.1% as of December 31, 2010 and 2009, respectively.

Revenue Recognition

We earn revenues from two primary sources: Flexible billings and Search fees. Flexible billings are recognized as the services are provided by Kforce's temporary employees, who are Kforce's legal employees while they are working on assignments. Kforce pays all related costs of such employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. Search fees are recognized by Kforce when employment candidates accept offers of permanent employment and are scheduled to commence employment within 30 days. Kforce records revenues net of an estimated reserve for "fallouts," which is based on Kforce's historical fallout experience. Fallouts occur when a candidate does not remain employed with the client through the contingency period, which is typically 90 days or less.

Net service revenues represent services rendered to customers less credits, discounts, rebates and allowances. Revenues include reimbursements of travel and out-of-pocket expenses ("billable expenses") with equivalent amounts of expense recorded in direct costs of services.

Our GS segment generates its revenues under contracts that are, in general, greater in duration than our other segments and which can often span several years. GS provides these services under time-and-materials (which account for the majority of this segment's contracts), fixed-price, and cost-plus contracts. Our GS segment does not generate any Search fees. Except as provided below, Kforce considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured.

- Revenues for time-and-materials contracts, which accounts for approximately 65% of this segment's revenue, are recorded based on contractually established billing rates at the time services are provided.

- Revenues on fixed-price contracts are recognized on the basis of the estimated percentage-of-completion. Approximately 28% of this segment's revenues are recognized under this method. Progress toward completion is typically measured based on costs incurred as a proportion of estimated total costs or other measures of progress when available. Profit in a given period is reported at the expected profit margin to be achieved on the overall contract.

Direct Costs of Services

Direct costs of services are composed primarily of payroll wages, payroll taxes, payroll-related insurance for Kforce's flexible employees, and subcontractor costs. Direct costs of permanent placement services primarily consist of reimbursable expenses. Direct costs of services exclude depreciation and amortization expense, which is presented on a separate line in the accompanying consolidated statements of operations and comprehensive income (loss).

Income Taxes

Kforce accounts for income taxes using the asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Unless it is "more likely than not" that a deferred tax asset can be utilized to offset future taxes, a valuation allowance must be recorded against that asset. The tax benefits of deductions attributable to employees' disqualifying dispositions of shares obtained from incentive stock options, exercises of non-qualified options, and vesting of restricted stock are reflected as increases in additional paid-in capital.

Kforce evaluates tax positions that have been taken or are expected to be taken in its tax returns, and records a liability for uncertain tax positions. Kforce uses a two-step approach to recognize and measure uncertain tax positions. First, tax positions are recognized if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, tax positions are measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. Kforce recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated financial statements.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases, which generally range from three to five years.

Fair Value Measurements

Kforce uses the framework established by the Financial Accounting Standards Board ("FASB") for measuring fair value and disclosures about fair value measurements. Kforce uses fair value measurements in areas that include, but are not limited to: the allocation of purchase price consideration to tangible and identifiable intangible assets; impairment testing of goodwill and long-lived assets; share-based compensation arrangements and capital lease obligations. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short-term nature of these instruments. The carrying value of our debt under our Credit Facility approximates fair value due to the variable nature of the interest rates under our Credit Facility (as defined below). Using available market information and appropriate valuation methodologies, Kforce has determined the estimated fair value measurements; however, considerable judgment is required in interpreting data to develop the estimates of fair value.

Goodwill and Other Intangible Assets

Goodwill

Kforce performs a goodwill impairment analysis, using the two-step method, on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level, which Kforce has determined to be consistent with its operating segments; by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. Kforce determines the fair market value of its reporting units based on a weighting of both the present value of projected future cash flows (the "income approach") and the use of comparative market multiples (the "market approach"). The income approach is based on assumptions that are consistent with Kforce's estimates of future cash flows. The market approach compares each of Kforce's reporting units to other comparable companies based on valuation multiples to arrive at a fair value. Factors requiring significant judgment include, among others, assumptions related to forecasted operating results, discount rates, long-term growth rates, and market multiples. Changes in economic or operating conditions that occur after the annual impairment analysis and that impact these assumptions, may result in a future goodwill impairment charge, which could be material to Kforce's consolidated financial statements.

As is more fully described in Note 6, Kforce completed its annual goodwill impairment test as of December 31, 2010 for each of its reporting units and recorded no impairment for the year ended December 31, 2010. No impairment charge was recorded for the year ended December 31, 2009 and an impairment charge of $128,429 was recorded for the year ended December 31, 2008.

Other Intangible Assets

Identifiable intangible assets arising from certain of Kforce's acquisitions include non-compete and employment agreements, contractual relationships, customer contracts, trademarks and trade names. For definite-lived intangible assets, Kforce has determined that the straight-line method is an appropriate methodology to allocate the cost over the period of expected benefit, which ranges from one to 15 years.

The impairment evaluation for indefinite lived intangible assets, which for Kforce consist of trademarks and trade names, is conducted on an annual basis or more frequently if events or changes in circumstances indicate that an asset may be impaired. As is more fully described in Note 6, Kforce recognized impairment charges of $870 and $980 for the years ended December 31, 2009 and 2008, respectively, which are included in goodwill and intangible asset impairment in the accompanying consolidated statements of operations and comprehensive income (loss). No impairment charge was recorded for the year ended December 31, 2010.

Impairment of Long-Lived Assets

Kforce reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceed the fair value of the assets. Other than the impairment charges discussed in the preceding section, there were no other impairment charges recorded during the three years ended December 31, 2010.

Capitalized Software

Kforce purchases, develops, and implements new computer software to enhance the performance of our Firm-wide technology infrastructure. Direct internal costs such as payroll and payroll-related costs, and external costs incurred during the development stage of each project, are capitalized and classified as capitalized software. Kforce capitalized development-stage implementation costs of $4,504, $1,832 and $1,776 during the years ended December 31, 2010, 2009 and 2008, respectively. Capitalized software development costs are classified as other assets, net in the accompanying consolidated balance sheets and are being amortized over the estimated useful lives of the software, which range from one to five years, using the straight-line method.

Commissions

Our associates make placements and earn commissions as a percentage of actual revenues or gross profit pursuant to a calendar-year-basis commission plan. The amount of commissions paid as a percentage of revenues or gross profit increases as volume increases. Kforce accrues commissions for actual revenues or gross profit at a percentage equal to the percent of total expected commissions payable to total revenues or gross profit for the year, as applicable.

Stock-Based Compensation

Kforce accounts for stock-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period in which the employee is required to provide service in exchange for the award, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. For awards settled in cash, we measure compensation expense based on the fair value of the award at each reporting date, net of estimated forfeitures. Total compensation expense recognized during the years ended December 31, 2010, 2009 and 2008 was $7,599, $8,838 and $11,744, respectively. The related tax benefit for the three years ended December 31, 2010 was $2,989, $3,491 and $4,991, respectively.

Workers' Compensation

Kforce retains the economic burden for the first $250 per occurrence in workers' compensation claims except: (i) in states that require participation in state-operated insurance funds and (ii) for its GS segment which is fully insured for workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Workers' compensation expense includes insurance premiums paid, claims administration fees charged by Kforce's workers' compensation administrator, premiums paid to state-operated insurance funds and an estimate for Kforce's liability for Incurred but Not Reported ("IBNR") claims and for the ongoing development of existing claims.

Kforce estimates its workers' compensation liability based upon historical claims experience, actuarially determined loss development factors, and qualitative considerations such as claims management activities.

Taxes Assessed by Governmental Agencies—Revenue Producing Transactions

Kforce collects sales tax for various taxing authorities and it is our policy to record these amounts on a net basis; thus, sales tax amounts are not included in net service revenues.

Health Insurance

Except for certain fully insured health insurance lines of coverage, Kforce retains liability of up to $270 annually for each health insurance plan participant. For its partially self-insured lines of coverage, health insurance costs are accrued using estimates to approximate the liability for reported claims and IBNR claims, which are primarily based upon an evaluation of historical claims experience, actuarially-determined completion factors and a qualitative review of our health insurance exposure including the extent of outstanding claims and expected changes in health insurance costs.

Business Combinations

Kforce utilizes the acquisition method in accounting for acquisitions whereby the amount of purchase price that exceeds the fair value of the acquired assets and assumed liabilities is allocated to goodwill. Kforce recognizes intangible assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. Valuation of intangible assets acquired requires that we use significant judgment in determining fair value, whether such intangibles are amortizable and, if the asset is amortizable, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements. Additionally, estimates for purchase price allocations may change as subsequent information becomes available.

Accounting for Postretirement Benefits

Kforce recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which the changes occur through other comprehensive income. Kforce also measures the funded status of the defined benefit postretirement plan as of the date of its fiscal year-end, with limited exceptions.

Amortization of a net unrecognized gain or loss in accumulated other comprehensive income is included as a component of net periodic benefit cost and net periodic postretirement benefit cost if, as of the beginning of the year, that net gain or loss exceeds 10% of the greater of the projected benefit obligation or accumulated postretirement benefit obligation. If amortization is required, the minimum amortization shall be that excess divided by the average remaining service period of active plan participants.

Earnings (Loss) per Share

Basic earnings or loss per share is computed as earnings or loss divided by the weighted average number of common shares outstanding during the period. Basic weighted average shares outstanding do not include unvested shares of restricted stock ("RS") or performance-accelerated restricted stock ("PARS"). Diluted earnings or loss per common share is computed by dividing the earnings or loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period plus the dilutive effect of stock options and other potentially dilutive securities such as non-vested stock grants using the treasury stock method, except where the effect of including potential common shares would be anti-dilutive.

The following table sets forth the computation of basic and diluted earnings or loss per share for the three years ended December 31, 2010:

	2010	2009	2008
Numerator:			
Income (loss) from continuing operations	**$20,634**	$12,873	$(89,121)
Income from discontinued operations, net of tax	**—**	—	5,013
Net income (loss)	**$20,634**	$12,873	$(84,108)
Denominator:			
Weighted average shares outstanding—basic	**39,480**	38,485	39,471
Common stock equivalents	**1,023**	845	—
Weighted average shares outstanding—diluted	**40,503**	39,330	39,471
Earnings (loss) per share—basic:			
From continuing operations	**$0.52**	$0.33	$(2.26)
From discontinued operations	**—**	—	0.13
Earnings (loss) per share—basic	**$0.52**	$0.33	$(2.13)
Earnings (loss) per share—diluted:			
From continuing operations	**$0.51**	$0.33	$(2.26)
From discontinued operations	**—**	—	0.13
Earnings (loss) per share—diluted	**$0.51**	$0.33	$(2.13)

For the years ended December 31, 2010, 2009 and 2008, the total weighted average awards to purchase or receive 74, 2,078 and 5,401 shares of common stock were not included in the computations of diluted earnings (loss) per share, respectively, because these options would have had an anti-dilutive effect on earnings (loss) per share.

Treasury Stock

Kforce's Board of Directors ("Board") may authorize share repurchases of Kforce's common stock. Shares repurchased under Board authorizations are held in treasury for general corporate purposes, including issuances under various employee share-based award plans. Treasury shares are accounted for under the cost method and reported as a reduction of stockholders' equity in the accompanying consolidated financial statements.

Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) represents the net after-tax impact of unrecognized actuarial gains and losses related to (i) the supplemental executive retirement plan and supplemental executive retirement health plan, both of which cover a limited number of executives and (ii) a defined benefit plan covering all eligible employees in our Philippine operations. Because each of these plans is unfunded as of December 31, 2010, the actuarial gains and losses arise as a result of the actuarial experience of the plans as well as changes in actuarial assumptions in measuring the associated obligation as of year-end, or an interim date if any re-measurement is necessary. This information is provided in our consolidated statements of operations and comprehensive income (loss).

Subsequent Events

Kforce considers events that occur after the balance sheet date but before the financial statements are issued to determine appropriate accounting and disclosure for those events. We evaluated all events or transactions that occurred subsequent to December 31, 2010 and through the time of filing our Annual Report on Form 10-K. We are not aware of any significant events that occurred subsequent to December 31, 2010 but prior to the filing of our Annual Report on form 10-K that would have a material impact on our consolidated financial statements.

New Accounting Standards

In November 2008, the SEC issued for comment a proposed roadmap regarding the potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS is a set of standards and interpretations adopted by the International Accounting Standards Board. Under the proposed roadmap, Kforce would be required to prepare its financial statements in accordance with IFRS in our fiscal year ending December 31, 2015. Kforce is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments. In February 2010, the SEC released a policy statement confirming the continuous movement toward a vote during 2011 on whether or not to move ahead with a mandate for the required use of IFRS for U.S. public companies as well as an estimated timeline.

In October 2009, the FASB issued guidance related to multiple-deliverable revenue arrangements. This guidance requires entities to allocate revenues in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenues to be allocated using the relative selling price method. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our future consolidated financial statements.

2. DISCONTINUED OPERATIONS

Scientific

On April 29, 2008 (the "Scientific Closing Date"), Kforce entered into an Asset Purchase Agreement (the "Scientific APA") pursuant to which it sold its Scientific business, a non-core business within its HLS segment, to Aerotek Scientific, LLC (the "Scientific Buyer") for $10,500 in cash plus additional earnout of $1,500, which was earned in the third quarter of 2008. In connection with the closing of the sale, Kforce entered into certain ancillary agreements with the Scientific Buyer, including a Transition Services Agreement (the "Scientific TSA"). Through the Scientific TSA, Kforce provided various temporary support services. The fees for these services were generally equivalent to Kforce's cost. Kforce had no significant continuing involvement in the operations of its Scientific business and, as such, classified such operating results as discontinued operations beginning in 2008.

In accordance with the Scientific APA, Kforce was obligated to indemnify the Scientific Buyer for certain losses, as defined, in excess of $50. Kforce's obligations under the indemnification provisions of the Scientific APA ceased, with the exception of certain limited items, on October 29, 2009. Kforce believes the likelihood of any future exposure is remote.

Nursing

On June 29, 2008 (the "Nursing Closing Date"), Kforce entered into an Asset Purchase Agreement (the "Nursing APA") pursuant to which it sold its per-diem Nursing business, a non-core business within its HLS segment, to Realtime Services, Inc. (the "Nursing Buyer") for $1,500 in cash, which was paid at closing and a subordinated secured promissory note in the amount of $500 (the "Note"). The Note bears interest at a fixed rate of 6.0% and is due on June 30, 2011. During 2010, Kforce received a payment on the Note of $200, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss) due to its insignificance. The remaining balance as of December 31, 2010 has been fully reserved. In connection with the closing of the sale, Kforce entered into certain ancillary agreements with the Nursing Buyer, including a Transition Services Agreement (the "Nursing TSA"). Through the Nursing TSA, Kforce provided various temporary support services. The fees for these services were generally equivalent to Kforce's cost. Kforce had no significant continuing involvement in the operations of the per-diem Nursing business sold to the Nursing Buyer and, as such, classified such operating results as discontinued operations beginning in 2008.

In accordance with the Nursing APA, Kforce was obligated to indemnify the Nursing Buyer for certain losses, as defined, in excess of $50. Kforce's obligations under the indemnification provisions of the Nursing APA ceased, with the exception of certain limited items, on June 29, 2009. Kforce believes the likelihood of any future exposure is remote.

The financial results of Scientific and Nursing have been presented as discontinued operations in the accompanying consolidated statements of operations and comprehensive income (loss). The following summarizes the results from discontinued operations for the year ended December 31:

	2008
Net service revenues	$ 23,604
Direct costs of services and operating expenses	(22,437)
	1,167
Gain on sale of discontinued operations	7,330
Income from discontinued operations, before income taxes	8,497
Income tax expense	(3,484)
Income from discontinued operations, net of income taxes	$ 5,013

Included in the gain on sale of discontinued operations for the year ended December 31, 2008 are transaction expenses, which primarily include commissions, legal fees, and transaction bonuses totaling $1,437. As of December 31, 2008, there were no assets related to discontinued operations. Kforce utilized the cash proceeds from the sale of our Scientific and per-diem Nursing businesses to reduce outstanding borrowings under our Credit Facility as well as to repurchase common stock.

Acceleration of Equity Awards

Kforce granted 361 Stock Appreciation Rights and 575 shares of Performance Accelerated Restricted Stock on January 2, 2008 to Kforce's Chief Executive Officer, Chief Financial Officer and the next three highest compensated executive officers (collectively, "Named Executive Officers" or "NEOs"). These equity awards included a provision whereby vesting could be accelerated at the discretion of the Compensation Committee should there be a sufficient gain on the disposal of a portion of Kforce's business. As a result of the dispositions discussed above, Kforce's Compensation Committee approved the acceleration of the vesting of these equity awards on June 30, 2008, which resulted in the acceleration and recognition of $6,009 of compensation expense during the quarter ended June 30, 2008. This expense has been classified in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

3. FIXED ASSETS

Major classifications of fixed assets and related useful lives are summarized as follows:

December 31,	Useful Life	**2010**	2009
Land		**$ 5,892**	$ 1,310
Building and improvements	5-40 years	**24,995**	—
Furniture and equipment	5-7 years	**7,261**	6,981
Computer equipment	3-5 years	**5,162**	4,148
Leasehold improvements	3-5 years	**3,914**	6,914
Capital leases	3-5 years	**6,114**	6,922
		53,338	26,275
Less accumulated depreciation and amortization		**15,208**	14,868
		$38,130	$11,407

On April 6, 2010, Kforce entered into a purchase and sale agreement to acquire its corporate headquarters for a purchase price of $28,500. This transaction closed on May 27, 2010 and was funded under the Credit Facility. Kforce incurred $382 of costs that were directly attributable to the acquisition of its corporate headquarters, which were capitalized as part of the purchase price. In addition, Kforce decreased the purchase price by $373 for certain balances that arose as a result of its previous operating lease, which included a rental obligation that represented the difference between the straight-line rent expense and the sum of actual cash payments made and certain rent prepayments. The resulting aggregate purchase price of $28,509 was allocated between land and building and improvements in the amounts of $4,581 and $23,928, respectively. The estimated useful lives of the building and improvements range from 5 to 40 years. Upon the closing of the transaction, all lease agreements and amendments related to our corporate headquarters were immediately terminated.

Depreciation and amortization expense during the years ended December 31, 2010, 2009 and 2008 was $5,558, $5,251 and $5,415, respectively.

4. INCOME TAXES

The provision for income taxes from continuing operations consists of the following:

Years Ended December 31,	**2010**	2009	2008
Current:			
Federal	**$ 9,062**	$7,192	$ 14,951
State	**1,094**	547	2,233
Deferred	**2,534**	1,281	(15,256)
	$12,690	$9,020	$ 1,928

The provision for income taxes from continuing operations shown above varied from the statutory federal income tax rate for those periods as follows:

Years Ended December 31,	**2010**	2009	2008
Federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of Federal tax effect	**3.8**	2.6	0.4
Non-deductible goodwill impairment	**—**	—	(37.6)
Other	**(0.7)**	3.6	—
Effective tax rate	**38.1%**	41.2%	(2.2)%

Deferred income tax assets and liabilities are composed of the following:

December 31,	**2010**	2009
Deferred taxes, current:		
Assets:		
Accounts receivable reserves	**$ 1,580**	$ 2,611
Accrued liabilities	**3,721**	2,327
Federal net operating loss carryforwards	**—**	386
Deferred compensation obligation	**378**	412
Other	**19**	986
	5,698	6,722
Liabilities:		
Prepaid expenses	**(748)**	(711)
Deferred tax asset, net—current	**4,950**	6,011
Deferred taxes, non-current:		
Assets:		
Deferred compensation obligation	**7,814**	7,220
Stock-based compensation	**3,911**	3,944
Pension and postretirement benefit plans	**5,349**	3,605
Other	**1,352**	1,012
	18,426	15,781
Liabilities:		
Fixed assets	**(2,790)**	(2,651)
Goodwill and intangible assets	**(6,729)**	(2,750)
Deferred tax asset, net—non-current	**8,907**	10,380
Net deferred tax asset	**$13,857**	$16,391

At December 31, 2010, Kforce has approximately $10,272 of state tax net operating losses ("NOLs") which will be carried forward to be offset against future state taxable income. The state tax NOLs expire in varying amounts through 2029.

In evaluating the realizability of Kforce's deferred tax assets, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets, will be realized. Management considers, among other things, the ability to generate future taxable income (including reversals of deferred tax liabilities) during the periods in which the related temporary differences will become deductible. As a result of this evaluation, no valuation allowance was recorded against deferred tax assets as of December 31, 2010 or 2009.

Kforce is periodically subject to U.S. Internal Revenue Service audits as well as state and other local income tax audits for various tax years. As of December 31, 2010, Global, a wholly-owned subsidiary of Kforce Government Holdings, Inc., had an ongoing audit of its 2008 tax return filed with the Philippines Bureau of Inland Revenue. No assessments related to this audit have been proposed as of December 31, 2010. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances that this will continue.

Uncertain Income Tax Positions

In July 2006, the FASB clarified the accounting for uncertainty in income taxes recognized in an entity's financial statements, and prescribed a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the FASB provided guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Beginning balance	**$238**	$200	$ 517
Additions for tax positions of prior years	**53**	80	6
Reductions for tax positions of prior years—lapse of applicable statutes	**(76)**	(42)	—
Settlements	**(24)**	—	(323)
Ending balance	**$191**	$238	$ 200

The entire amount of these unrecognized tax benefits as of December 31, 2010, if recognized, would impact the effective tax rate. Kforce does not expect any significant changes to its uncertain tax positions in the next 12 months.

Kforce recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2010 and 2009, interest and penalties recognized and the cumulative amount accrued as of each year-end were not significant.

Kforce and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. Global files income tax returns in the Philippines. With a few exceptions, Kforce is no longer subject to federal, state, local, or non-U.S income tax examinations by tax authorities for years before 2005.

5. OTHER ASSETS

December 31,	**2010**	2009
Cash surrender value of life insurance policies, net of policy loans of $3,924 and $0, respectively	**$20,096**	$20,478
Capitalized software, net of amortization	**11,982**	10,650
Deferred loan costs, net of amortization	**126**	277
Prepaid rent—headquarters, net of amortization	**—**	631
Other non-current assets	**737**	878
	$32,941	$32,914

The cash surrender value of Company-owned life insurance policies relates to policies maintained by Kforce on certain participants in the deferred compensation plan, which could be used to fund the related obligations (Note 12). Guidance regarding accounting for purchases of life insurance, which addresses the amount that can be reported as an asset under a company's life insurance policies based upon the amount that can be realized under the contractual terms on a policy-by-policy basis, was adopted in the first quarter of 2007, and it did not have any impact on Kforce's consolidated financial statements.

Kforce capitalized software purchases as well as direct costs associated with software developed for internal use of approximately $6,258 and $2,705 during 2010 and 2009, respectively. Accumulated amortization of capitalized software was $22,080 and $17,449 as of December 31, 2010 and 2009, respectively. Amortization expense of capitalized software during the years ended December 31, 2010, 2009 and 2008 was $4,925, $4,426 and $4,720, respectively.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table contains a disclosure of changes in the carrying amount of goodwill in total and for each reporting unit for the two years ended December 31, 2010:

	Technology	Finance and Accounting	Health and Life Sciences	Government Solutions	Total
Balance as of January 1, 2009	$ 16,898	$ 8,006	$ 10,397	$ 104,818	$ 140,119
Adjustment to dNovus (a)	—	—	—	(2,207)	(2,207)
Balance as of December 31, 2009	$ 16,898	$ 8,006	$ 10,397	$ 102,611	$ 137,912
Adjustment to PCCI	**136**	**—**	**—**	**30**	**166**
Balance as of December 31, 2010	**$17,034**	**$8,006**	**$10,397**	**$102,641**	**$138,078**

(a) This adjustment is the result of the finalization of the dNovus purchase price allocation. The assumptions used in the purchase price allocation are more fully described in Note 7.

Kforce performed its annual impairment assessment of the carrying value of goodwill as of December 31, 2010 and 2009. We compared the carrying value of each of our four reporting units to their estimated fair value. For the December 31, 2010 impairment assessment, Kforce estimated the fair value of HLS and GS reporting units based on a weighting of both the income approach and the market approach while the fair value of Tech and FA reporting units were carried forward from the December 31, 2009 annual impairment assessment. For the December 31, 2009 impairment assessment, Kforce estimated the fair value of each of our four reporting units based on a weighting of both the income approach and the market approach.

Discounted cash flows, which serve as the primary basis for the income approach for applicable reporting units, were based on discrete financial forecasts which were developed by management for planning purposes and were consistent with those distributed within Kforce. Cash flows beyond the discrete forecast period of five years were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and also considered long-term earnings growth rates for publicly-traded peer companies, as well as the risk-free rate of return. A terminal value growth rate of 3.0% was used for each reporting unit. For each calculation of fair value of HLS and GS reporting units for the 2010 impairment test, the income approach valuations included reporting unit cash flow discount rates, representing each reporting unit's weighted average cost of capital, of 15.0%. For the calculation of fair value of HLS and GS reporting units for the 2010 impairment test, the market approach applied pricing multiples derived from publicly-traded guideline companies that are comparable to the respective reporting unit to determine its value. Kforce utilized invested capital/revenue multiples ranging from 0.30 to 1.30 and invested capital/EBITDA multiples ranging from 7.0 to 11.0 in order to value each of its reporting units under the market approach. Kforce assigned a weighting to each of the invested capital ratios for each reporting unit based on the ratio that is predominately used in the marketplace to value those types of businesses. Publicly available information regarding the market capitalization of Kforce was also considered in assessing the reasonableness of the cumulative fair values of our reporting units.

No goodwill impairment charges resulted from the December 31, 2010 or 2009 annual impairment analyses. As of December 31, 2010, Kforce determined that the fair value of our Tech, FA, HLS and GS reporting units exceeded their carrying amounts by 59%, 107%, 58% and 17%, respectively. Because no indicators of impairment existed for the reporting units, the second step of the test to determine the implied fair value of goodwill for each reporting unit was not required.

Although the 2010 annual goodwill impairment analysis for HLS and GS utilized assumptions we believe to be reasonable and financial forecasts we believe to be achievable, we performed a sensitivity analysis by independently modifying the discount rate, long-term growth rate and forecasted operating results; none of which indicated impairment.

Kforce recorded an impairment charge of $128,429 ($116,669 for Tech and $11,760 for FA) in the three months ended December 31, 2008 as a result of its annual impairment assessment, which represented 87.3% and 59.5% of the Tech and FA goodwill prior to the impairment charge, respectively, as their carrying values exceeded their respective fair values. Consistent with the approach in the 2010 and 2009 annual impairment assessments, Kforce utilized the income approach and market approach to calculate fair values. The impairment charge in 2008 was primarily a result of the impact that the depressed economic environment, including the turmoil in the financial markets, illiquidity in the credit markets, and increasing jobless claims and unemployment rates, had on overall equity values as well as our operations, forecasted cash flows and market capitalization experienced during 2008.

The following table contains a disclosure of the gross amount and accumulated impairment losses of goodwill for Tech and FA reporting units for the two years ended December 31, 2010:

	Technology			Finance and Accounting		
	Gross Amount	Accumulated Impairment Losses	Carrying Value	Gross Amount	Accumulated Impairment Losses	Carrying Value
Balance as of January 1, 2009	$ 156,255	$ (139,357)	$ 16,898	$ 19,766	$ (11,760)	$ 8,006
Balance as of December 31, 2009	$ 156,255	$ (139,357)	$ 16,898	$ 19,766	$ (11,760)	$ 8,006
Balance as of December 31, 2010	**$156,391**	**$(139,357)**	**$17,034**	**$19,766**	**$(11,760)**	**$8,006**

There have been no impairment charges recognized for our HLS and GS reporting units. As a result, the carrying values of goodwill for each of the two years ended December 31, 2010 represents the gross amount of goodwill attributable to these reporting units.

Other Intangible Assets

During the three months ended June 30, 2009, Kforce performed a review of a trade name that was acquired in the 2004 acquisition of Hall, Kinion and Associates, Inc. which indicated a lack of market recognition and penetration of this trade name. We determined that the trade name's carrying value was no longer recoverable. The fair value of the trade name was based on a relief-from-royalty model, which is considered a Level 3 input by Kforce. As a result, an impairment charge of $870 was recognized. The impairment charge is classified in goodwill and intangible asset impairment in the accompanying consolidated statements of operations and comprehensive income (loss). There was no impairment charge recorded during the year ended December 31, 2010.

As of December 31, 2008, Kforce assessed the recoverability of the carrying value of certain of its indefinite-lived trade names and trademarks as a result of a significant change in the manner in which certain of the trade names and trademarks were being utilized. Based upon this evaluation, Kforce determined that the carrying value of certain of its trade names and trademarks acquired in the January 2006 acquisition of PCCI Holdings, Inc. ("PCCI") was no longer recoverable. As a result, an impairment charge of $980 was recognized. The impairment charge in 2008 has been classified in goodwill and intangible asset impairment in the accompanying consolidated statements of operations and comprehensive income (loss).

As of December 31, 2010 and 2009, intangible assets, net in the accompanying consolidated balance sheets consists of non-compete agreements, employment agreements, trade names, patents, trademarks, customer relationships, and customer contracts. Indefinite-lived intangible assets, which consist of trade names and trademarks, amounted to $2,240 as of December 31, 2010 and 2009. Customer relationships, customer contracts and other definite-lived intangibles, net of accumulated amortization, amounted to $5,547 and $7,835 as of December 31, 2010 and 2009, respectively.

Amortization expense on intangible assets for each of the three years ended December 31, 2010 was $2,128, $1,996 and $3,689, respectively. As of December 31, 2010 and 2009, accumulated amortization of intangible assets was $22,903 and $20,628, respectively. Amortization expense for 2011, 2012, 2013, 2014 and 2015 is expected to be $2,269, $1,110, $943, $752 and $634, respectively.

7. ACQUISITIONS

On December 2, 2008, Kforce Government Holdings Inc., a Florida corporation (the "Purchaser"), a wholly-owned subsidiary of Kforce Inc., acquired all of the issued and outstanding common stock of RDI, through a Stock Purchase Agreement (the "Agreement"), that was effective as of November 30, 2008, between the Purchaser, Kforce, RDI, each of RDI's shareholders and an individual representative of RDI's shareholders.

Pursuant to the terms of the Agreement, Kforce acquired all of the outstanding stock of RDI for a total cash purchase price of $39,145 (the "RDI Purchase Price"). The cash consideration paid by Kforce was composed of Kforce's cash on hand and borrowings under Kforce's Credit Facility. On the closing date, Kforce placed $3,000 of the total RDI Purchase Price into escrow to secure RDI's indemnification obligations and to satisfy certain adjustments to the RDI Purchase Price, which was recorded as part of purchase price.

The following table summarizes the total purchase price, net assets acquired and intangible assets recorded in conjunction with the acquisition:

Goodwill	$29,773
Acquisition intangibles	5,335
Net tangible assets acquired	4,037
Total purchase price	$39,145

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 578
Accounts receivable	5,643
Other assets	893
Total assets	7,114
Current liabilities	3,077
Net tangible assets acquired	$4,037

As of December 31, 2008, Kforce preliminarily assigned $2,998 of the excess purchase price to intangible assets, which include customer contracts, customer relationships, and non-compete and employment agreements. Kforce used a preliminary estimate of the weighted average useful life of five years. Based upon the similarity of Kforce's prior acquisitions of Bradson and PCCI in 2006 and the similarity of the acquired identifiable intangible assets, the preliminary estimate of the excess purchase price allocated to intangible assets was based upon the average amounts Kforce assigned to intangible assets in these acquisitions, after taking into account the net tangible assets acquired.

During the fourth quarter of 2009, Kforce finalized its valuation and recorded adjustments to the preliminary values discussed in the preceding paragraph. Kforce determined the fair value of the customer relationships to be $3,242, customer contracts to be $1,406, trade name to be $40 and the non-compete and employment agreements to be $647. These adjustments, including any purchase price adjustments, cumulatively resulted in a decrease of goodwill of $2,207. Kforce determined the fair value of the customer relationships using an excess earnings method, which is based on the present value of the projected after-tax cash flows using a discount rate of 16.7%, after deducting the fair value of the customer contracts. The fair value of the customer contracts was determined by Kforce by analyzing the present value of the projected after-tax cash flows of each individual contract using a discount rate of 16.7%. Kforce determined the weighted average useful life at the date of the valuation for the customer relationships to be 7.7 years, customer contracts to be 4.2 years, trade name to be 0.1 years and the non-compete and employment agreements to be 2.3 years.

The $29,773 of remaining excess purchase price was assigned to goodwill and was allocated to the GS reporting unit. The significance of the goodwill balance was principally due to the value related to the acquired workforce, which is generally significantly higher with a Federal Government contractor, because, among other factors, the majority of the workforce possesses valuable high-level security clearances, which are necessary to conduct business with most customers in this sector. During 2010, Kforce received a disbursement of $425 from escrow for certain indemnification claims.

As a result of this transaction being treated as an asset purchase under Internal Revenue Code Section 338(h)(10), the goodwill is deductible for tax purposes.

The following unaudited pro forma consolidated financial information for Kforce gives effect to the RDI acquisition, which was effective November 30, 2008, as if it had occurred as of the beginning of 2008. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

Year Ended December 31,	2008
Revenues	$1,028,136
Net loss	$ (82,306)
Loss per share—basic	$(2.09)
Loss per share—diluted	$(2.09)
Weighted average shares outstanding—basic	39,471
Weighted average shares outstanding—diluted	39,471

8. ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

December 31,	**2010**	2009
Accounts payable	**$18,150**	$14,891
Accrued liabilities	**12,452**	10,546
	$30,602	$25,437

Kforce utilizes a major procurement card provider to pay certain of its corporate trade payables. The balance owed to this provider for these transactions as of December 31, 2010 and 2009 was $335 and $857, respectively, and has been included in accounts payable and other accrued liabilities in the accompanying consolidated balance sheets. The cash flows associated with these transactions have been presented as a financing activity in the accompanying consolidated statement of cash flows.

9. ACCRUED PAYROLL COSTS

Accrued payroll costs consisted of the following:

December 31,	**2010**	2009
Payroll and benefits	**$38,688**	$38,115
Payroll taxes	**10,549**	7,123
Accrued health insurance payable	**3,548**	3,410
Workers' compensation	**1,676**	2,042
	$54,461	$50,690

10. CREDIT FACILITY

On October 2, 2006, Kforce entered into a Second Amended and Restated Credit Agreement, with a syndicate led by Bank of America, N.A. (the "Credit Facility"). Kforce's maximum borrowings under the Credit Facility are $140,000, which includes a revolving loan tranche of up to $125,000 (the "Revolving Loan Amount") and a $15,000 sub-limit for letters of credit. In April 2007, an additional revolving loan tranche (the "Additional Availability Amount") that allowed additional borrowing up to $25,000 was retired by Kforce.

Borrowings under the Credit Facility are limited to 85% of eligible accounts receivable less certain minimum availability reserves and bear interest at a rate of LIBOR plus 1.25% or the prime rate. Letters of credit issued under the Credit Facility require Kforce to pay a fronting fee equal to 0.125% of the amount of each letter of credit issued plus 1.25% per year of the total amount of letters of credit outstanding. To the extent that Kforce has unused availability under the Credit Facility, an unused line fee is required to be paid equal to 0.25% of the average unused balance on a monthly basis. Borrowings under the Credit Facility are principally secured by our accounts receivable but are also secured by substantially all of the assets of Kforce. Under the Credit Facility, Kforce is required to maintain a minimum fixed charge coverage ratio of 1.25 to 1.00 in the event that it is unable to maintain minimum availability under the Credit Facility of $15,000. As of December 31, 2010, Kforce had availability under the Credit Facility of $89,345; therefore, the minimum fixed charge coverage ratio was not applicable. Kforce believes that it will be able to maintain the minimum availability requirement; however, in the event that Kforce is unable to do so, Kforce could fail the fixed charge coverage ratio, which would constitute an event of default. Kforce believes the likelihood of default is remote.

On September 15, 2009, and effective as of September 16, 2009, CIT assigned rights and obligations under the Credit Facility together with a corresponding portion of each of its outstanding committed loans and letter of credit obligations in an amount equal to $20.0 million to Wachovia. After giving effect to this assignment, the commitments of Wachovia and CIT under the Credit Facility are now $50.0 million and $15.0 million, respectively. Kforce Inc. incurred no fees in conjunction with this assignment and there was no impact to the maximum borrowings or other provisions within the Credit Facility.

The Credit Facility expires November 3, 2011. Kforce is currently undergoing an evaluation of various financing alternatives, including an extension of the existing Credit Facility, a new credit facility and an alternative financing vehicle. As a result of the expiration date of the current Credit Facility, we have classified outstanding borrowings under the Credit Facility as a current liability in our Consolidated Financial Statements as of December 31, 2010.

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

December 31,	**2010**	2009
Deferred compensation plan (Note 12)	**$19,711**	$15,759
Supplemental executive retirement plan (Note 12)	**12,046**	8,316
Accrued rent	**899**	2,670
Accrued alternative long-term incentive (Note 12)	**—**	1,121
Supplemental executive retirement health plan (Note 12)	**895**	411
Other	**1,250**	826
	$34,801	$29,103

Kforce accounts for lease arrangements that contain scheduled rent escalations by recognizing rent expense on a straight-line basis over the lease term. The difference between the straight-line rent expense and the cash payment made is recorded as a rental obligation, which amounted to $693 and $2,471 as of December 31, 2010 and 2009, respectively, and is classified within accrued rent in the table above.

12. EMPLOYEE BENEFIT PLANS

Alternative Long-Term Incentive

On January 2, 2009, Kforce granted to certain executive officers an alternative long-term incentive ("ALTI"), which was initially measured over three tranches having periods of 12, 24 and 36 months, respectively. The terms specified that ultimate annual payouts could have been based on the performance of Kforce's common stock each year relative to its peer group, as defined by the Compensation Committee, or based upon the achievement of other market conditions contained in the terms of the award.

During the quarter ended September 30, 2009, Kforce's stock price exceeded the stock price at the date of grant by 50% for the tenth trading day. As a result of this condition being met, the ultimate annual payout for each tranche became 150% of the target. The fair value of each tranche was being recognized over the requisite service period. On December 28, 2010, the Compensation Committee of the Board of Directors approved the accelerated vesting of the third tranche of the ALTI, which resulted in the recognition of $449 of compensation expense during the quarter ended December 31, 2010. Kforce recognized total compensation expense related to the ALTI of $1,563 and $2,467 for the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010, $2,685 is classified in other current liabilities, which was paid in January 2011. As of December 31, 2009, $1,346 is classified in other current liabilities, which was paid in January 2010, and $1,121 is classified in other long-term liabilities in the accompanying consolidated balance sheets.

401(k) Savings Plans

Kforce has a qualified defined contribution 401(k) Retirement Savings Plan (the "Kforce 401(k) Plan") covering substantially all Kforce Inc. employees. Employer matching contributions are discretionary and are funded annually as approved by the Board of Directors. Assets of the Kforce 401(k) Plan are held in trust for the sole benefit of employees and/or their beneficiaries. On October 2, 2006, Kforce created the Kforce Government Practice Plan, a qualified defined contribution 401(k) retirement savings plan (the "Government 401(k) Plan"), which covers all eligible employees of the GS segment. Employer matching contributions are discretionary and are funded annually as approved by the Board of Directors. Assets of the Government 401(k) Plan are held in trust for the sole benefit of employees and/or their beneficiaries.

Kforce accrued matching contributions of $1,924 and $1,829 for the above plans' years ended December 31, 2010 and 2009, respectively. The Kforce 401(k) Plan and Government 401(k) Plan held a combined 344 and 414 shares of Kforce's common stock as of December 31, 2010 and 2009, respectively. These shares represented approximately 1% of Kforce's outstanding shares as of each of the two years ended December 31, 2010.

Employee Stock Purchase Plan

The 2009 ESPP allows all eligible employees to purchase Kforce's common stock at a 5% discount from its market price at the end of a rolling three-month purchase period and without commissions on the purchases. Employees are eligible to participate in the 2009 ESPP as of the next 2009 ESPP enrollment date following their date of hire. The 1999 Employee Stock Purchase Plan (the "1999 ESPP") expired during 2009. Pursuant to the 1999 ESPP, Kforce issued 81 and 96 shares of common stock at average purchase prices of $7.21 and $8.82 per share during the years ended December 31, 2009 and 2008, respectively. These shares were transferred to the 1999 ESPP from Kforce's treasury stock. No shares were issued during the year ended December 31, 2010 pursuant to the 2009 ESPP.

Deferred Compensation Plan

Kforce has a Non-Qualified Deferred Compensation Plan (the "Kforce NQDC Plan") and a Kforce Non-Qualified Deferred Compensation Government Practice Plan (the "KGS NQDC Plan"), pursuant to which eligible management and highly compensated key employees, as defined by U.S. Internal Revenue Service regulations, may elect to defer all or part of their compensation to later years. These amounts are classified in accounts payable and other accrued liabilities if payable within the next year or as other long-term liabilities if payable after the next year, upon retirement or termination of employment. At December 31, 2010 and 2009, amounts included in accounts payable and other accrued liabilities related to the deferred compensation plan totaled $967 and $1,049, respectively. Amounts included in other long-term liabilities related to the deferred compensation plan totaled $19,711 and $15,759 as of December 31, 2010 and 2009, respectively. Kforce has insured the lives of certain participants in the deferred compensation plan to assist in the funding of the deferred compensation liability. Compensation expense of $1,370, $1,145 and $1,274 was recognized for the plan for the years ended December 31, 2010, 2009 and 2008, respectively.

During July 2010, Kforce received approximately $5.0 million in borrowings against the cash surrender value of its Company-owned life insurance policies. Kforce is not obligated to repay the loan or any interest that is associated with the loan, which is expected to be insignificant. However, the loan is currently being repaid with normal premium payments, which are being applied against the loan as the employee deferrals are being submitted. The cash surrender values of these Company-owned life insurance policies, $20,096 (net of policy loans of $3,924) and $20,478 at December 31, 2010 and 2009, respectively, are classified in other assets, net (Note 5).

Foreign Pension Plan

Kforce maintains a foreign defined benefit pension plan for eligible employees of the Philippine branch of Global that is required by Philippine labor law. The plan defines retirement as those employees who have attained the age of 60 and have completed at least five years of credited service. Benefits payable under the plan equate to one-half month's salary for each year of credited service. Benefits under the plan are paid out as a lump sum to eligible employees at retirement.

The significant assumptions used by Kforce in the actuarial valuation include the discount rate, the estimated rate of future annual compensation increases and the estimated turnover rate. As of December 31, 2010 and 2009, the discount rate used to determine the actuarial present value of the projected benefit obligation and pension expense was 9.93% and 10.30%, respectively. The discount rate was determined based on long-term Philippine government securities yields commensurate with the expected payout of the benefit obligation. The estimated rate of future annual compensation increases as of December 31, 2010 and 2009 was 5.0% and 6.5%, respectively, and was based on historical compensation increases as well as future expectations. The Company applies a turnover rate to the specific age of each group of employees, which ranges from 20 to 64 years of age. For the years ended December 31, 2010 and 2009, net periodic benefit cost was $153 and $128, respectively.

As of December 31, 2010 and 2009, the projected benefit obligation associated with our foreign defined benefit pension plan was $694 and $446, respectively, which is classified in other long-term liabilities in the accompanying consolidated balance sheets.

Supplemental Executive Retirement Plan

Effective December 31, 2006, Kforce implemented a Supplemental Executive Retirement Plan (the "SERP") for the benefit of certain Named Executive Officers (" NEOs"). The primary goals of the SERP are to create an additional wealth accumulation opportunity, restore lost qualified pension benefits due to government limitations and retain the NEOs. The SERP is a non-qualified benefit plan and does not include elective deferrals of covered executive officers' compensation.

Normal retirement age under the SERP is defined as age 65; however, certain conditions allow for early retirement as early as age 55 or upon a change in control. Vesting under the plan is defined as 100% upon a participant's attainment of age 55 and 10 years of service and 0% prior to a participant's attainment of age 55 and 10 years of service. Full vesting also occurs if a participant with five years or more of service is involuntarily terminated by Kforce without cause or upon death, disability or a change in control. The SERP is funded entirely by Kforce, and benefits are taxable to the executive officer upon receipt and deductible by Kforce when paid. Benefits payable under the SERP upon the occurrence of a qualifying distribution event, as defined, are targeted at 45% of the covered executive officers' average salary and bonus, as defined, from the three years in which the executive officer earned the highest salary and bonus during the last 10 years of employment, which is subject to adjustment for retirement prior to the normal retirement age and the participant's vesting percentage. The benefits under the SERP are reduced for a participant that has not reached age 62 with 10 years of service or age 55 with 25 years of service with a percentage reduction up to the normal retirement age.

Benefits under the SERP are normally paid based on the lump sum present value but may be paid over the life of the covered executive officer or 10-year annuity, as elected by the covered executive officer upon commencement of participation in the SERP. None of the benefits earned pursuant to the SERP are attributable to services provided prior to December 31, 2006. For purposes of the measurement of the benefit obligation as of December 31, 2010, Kforce has assumed that all participants will elect to take the lump sum present value option.

Actuarial Assumptions

The following represents the actuarial assumptions used to determine the actuarial present value of projected benefit obligations at:

December 31,	**2010**	2009
Discount rate	**4.00%**	4.75%
Expected long-term rate of return on plan assets	**—**	—
Rate of future compensation increase	**4.00%**	4.00%

The following represents the weighted average actuarial assumptions used to determine net periodic benefit cost for the years ended:

December 31,	**2010**	2009
Discount rate	**4.75%**	6.00%
Expected long-term rate of return on plan assets	**—**	—
Rate of future compensation increase	**4.00%**	4.00%

The discount rate was determined using the Moody's Aa long-term corporate bond yield as of the measurement date with a maturity commensurate with the expected payout of the SERP obligation. This rate is also compared against the Citigroup Pension Discount Curve and Liability Index to ensure the rate used is reasonable. This index is widely used by companies throughout the United States and is considered to be one of the preferred standards for establishing a discount rate.

Due to the SERP being unfunded as of December 31, 2010 and 2009, it is not necessary for Kforce to determine the expected long-term rate of return on plan assets. Once funded, Kforce will determine the expected long-term rate of return on plan assets by determining the composition of the asset portfolio, the historical long-term investment performance and the current market conditions. The assumed rate of future compensation increases is based on a combination of factors, including the historical compensation increases for its NEOs and future target compensation levels for its NEOs taking into account the NEOs' assumed retirement date.

The periodic benefit cost is based on actuarial assumptions that are reviewed on an annual basis; however, Kforce monitors these assumptions on a periodic basis to ensure that they accurately reflect current expectations of the cost of providing retirement benefits.

Net Periodic Benefit Cost

The following represents the components of net periodic benefit cost for the years ended:

December 31,	**2010**	2009
Service cost	**$3,025**	$2,295
Interest cost	**395**	257
Amortization of actuarial loss	**82**	—
Curtailment gain	**—**	(279)
Net periodic benefit cost	**$3,502**	$2,273

Changes in Benefit Obligation

The following represents the changes in the benefit obligation for the years ended:

December 31,	**2010**	2009
Projected benefit obligation, beginning	**$ 8,316**	$3,489
Service cost	**3,025**	2,295
Interest cost	**395**	257
Actuarial experience and changes in actuarial assumptions	**310**	2,275
Projected benefit obligation, ending	**$12,046**	$8,316

None of the above benefit obligation was funded as of December 31, 2010. The projected benefit obligation above is classified in other long-term liabilities in the accompanying consolidated balance sheets. The present value of the accumulated benefit obligation as of December 31, 2010 and 2009 is $10,398 and $7,027, respectively.

Contributions

There is no requirement for Kforce to fund the SERP and, as a result, no contributions have been made to the SERP through the year ended December 31, 2010. Kforce does not currently anticipate funding the SERP during the year ending December 31, 2011.

Estimated Future Benefit Payments

Benefit payments by the SERP, which reflect the anticipated future service of participants, are expected to be paid (undiscounted) as follows:

	Projected Annual Benefit Payments
2011	$ —
2012	—
2013	10,383
2014	—
2015	—
2016-2020	12,721
Thereafter	18,829

Supplemental Executive Retirement Health Plan

Effective April 20, 2007, the Board of Directors approved the Supplemental Executive Retirement Health Plan ("SERHP") to provide postretirement health and welfare benefits to certain executives. The vesting and eligibility requirements mirror that of the SERP, and no advance funding is required by Kforce or the participants. Consistent with the SERP, none of the benefits earned are attributable to services provided prior to the effective date.

Actuarial Assumptions

The following represents the actuarial assumptions used to determine the present value of the postretirement benefit obligation at:

December 31,	**2010**	2009
Discount rate	**5.25%**	5.50%
Expected long-term rate of return on plan assets	**—**	—

The following represents the actuarial assumptions used to determine the net periodic postretirement benefit cost for the years ended:

December 31,	**2010**	2009
Discount rate	**5.50%**	5.50%
Expected long-term rate of return on plan assets	**—**	—

The discount rate was determined using the Moody's Aa long-term corporate bond yield as of the measurement date with a maturity commensurate with the expected payout of the SERP obligation. This rate is compared against the Citigroup Pension Discount Curve and Liability Index to ensure the rate used is reasonable.

Due to the SERHP being unfunded as of December 31, 2010 and 2009, it is not necessary for Kforce to determine the expected long-term rate of return on plan assets. Once funded, Kforce will determine the expected long-term rate of return on plan assets by determining the composition of the asset portfolio, the historical long-term investment performance and current market conditions.

The following represents the assumed health care cost trend rates used to determine the postretirement benefit obligations for the years ended:

December 31,	**2010**	2009
Health care cost trend rate assumed for next year	**8.50%**	10.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2017**	2014

Assumed health care cost trend rates can have a significant effect on the amounts reported for the SERHP. A one percent change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
Effect of total of service and interest cost	**$ 72**	$ (57)
Effect on postretirement benefit obligation	**$176**	$(142)

Net Periodic Postretirement Benefit Cost

The following represents the components of net periodic postretirement benefit cost for the years ended:

December 31,	**2010**	2009
Service cost	**$310**	$149
Interest cost	**26**	35
Amortization of actuarial loss	**3**	—
Gain from change in attribution period	**—**	(417)
Curtailment gain	**—**	(180)
Net periodic benefit (gain) cost	**$339**	$(413)

Changes in Postretirement Benefit Obligation

The following represents the changes in the postretirement benefit obligation for the years ended:

December 31,	**2010**	2009
Accumulated postretirement benefit obligation, beginning	**$411**	$ 638
Service cost	**310**	149
Interest cost	**26**	35
Gain from change in attribution period	**—**	(418)
Actuarial experience and changes in actuarial assumptions	**148**	7
Accumulated postretirement benefit obligation, ending	**$895**	$ 411

None of the above benefit obligation was funded as of December 31, 2010. The accumulated postretirement benefit obligation above has been classified in other long-term liabilities in the accompanying consolidated balance sheets.

Estimated Future Benefit Payments

Benefit payments by the SERHP, which reflect anticipated future service of the participants, are expected to be paid (undiscounted) as follows:

	Projected Annual Benefit Payments
2011	$ —
2012	—
2013	17
2014	41
2015	45
2016–2020	337
Thereafter	8,103

Pretax amounts recognized in accumulated other comprehensive income as of December 31, 2010 that have not yet been recognized as components of net periodic benefit cost for all of Kforce's defined benefit pension and postretirement plans, including an insignificant foreign defined benefit plan, consist entirely of actuarial gains and losses arising from the actuarial experience of the plans and changes in actuarial assumptions, as follows:

	Pensions	Postretirement
Net pretax actuarial loss	$(2,302)	$(152)

The estimated portion of the net actuarial loss above that is expected to be recognized as a component of net periodic benefit cost in the year ending December 31, 2011 is shown below:

	Pensions	Postretirement
Recognized net actuarial loss	$(84)	$(7)

The loss recognized in 2009 includes the recognition of a curtailment gain that resulted from the termination of one of the NEOs participating in the SERP and SERHP. The curtailment gains recognized for the SERP and SERHP were $279 and $180, respectively.

13. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. It establishes a fair value hierarchy and a framework which requires categorizing assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets. Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management's own assumptions about inputs used in pricing the asset or liability. The Company uses the following valuation techniques to measure fair value.

Certain assets, in specific circumstances, are measured at fair value on a non-recurring basis utilizing Level 3 inputs such as goodwill, other intangible assets and other long-lived assets. For these assets, measurement at fair value in periods subsequent to their initial recognition would be applicable if one or more of these assets were determined to be impaired. No impairment was recognized on these assets during the year ended December 31, 2010.

14. STOCK INCENTIVE PLANS

On June 20, 2006, the shareholders approved the 2006 Stock Incentive Plan. The aggregate number of shares of common stock that would have been subject to awards under the 2006 Stock Incentive Plan, subject to adjustment upon a change in capitalization, was 3,000. On June 16, 2009, the shareholders approved an amendment to the 2006 Stock Incentive Plan to increase the number of authorized awards that may be issued under the 2006 Stock Incentive Plan from 3,000 to 5,100. On June 25, 2010, the shareholders approved an amendment to the 2006 Stock Incentive Plan to increase the number of authorized awards that may be issued under the 2006 Stock Incentive Plan from 5,100 to 7,850.

The 2006 Stock Incentive Plan allows for the issuance of stock options, stock appreciation rights ("SARs"), PARS and RS, subject to share availability. Vesting of equity instruments issued under the 2006 Stock Incentive Plan is determined on a grant-by-grant basis. Options expire at the end of 10 years from the date of grant, and Kforce issues new shares upon exercise of options. The 2006 Stock Incentive Plan terminates on April 28, 2016.

The Employee Incentive Stock Option Plan and Non-Employee Director Stock Option Plan expired in 2005.

Stock Options

The following table presents the activity under each of the stock incentive plans discussed above for the three years ended December 31, 2010:

	Employee Incentive Stock Option Plan	Non-Employee Director Stock Option Plan	Stock Incentive Plan	Total	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value	Total Intrinsic Value of Options Exercised
Outstanding as of December 31, 2007	3,602	111	113	3,826	$ 10.96		
Granted	—	—	35	35	$ 9.13	$6.47	
Exercised	(371)	—	—	(371)	$ 6.98		$ 1,521
Forfeited/Cancelled	(298)	(50)	(40)	(388)	$ 20.25		
Outstanding as of December 31, 2008	2,933	61	108	3,102	$ 10.26		
Granted	—	—	—	—	$ —	—	
Exercised	(615)	—	—	(615)	$ 9.68		$ 1,332
Forfeited/Cancelled	(157)	(30)	—	(187)	$ 10.27		
Outstanding as of December 31, 2009	2,161	31	108	2,300	$ 10.41		
Granted	**—**	**—**	**—**	**—**	**$ —**	**—**	
Exercised	**(976)**	**(31)**	**(10)**	**(1,017)**	**$ 8.50**		**$7,195**
Forfeited/Cancelled	**(598)**	**—**	**—**	**(598)**	**$14.74**		
Outstanding and Exercisable as of December 31, 2010	**587**	**—**	**98**	**685**	**$ 9.47**		

Kforce uses the Black-Scholes option pricing model to derive the fair value of stock options granted. The following assumptions were used in the valuation of options granted during the year ended December 31:

	2008
Expected term (a)	6.7 yrs
Expected volatility (b)	75.4%
Expected dividends (c)	0%
Risk-free rate (d)	3.7%

(a) Weighted average exercise terms are based upon historical exercise behavior for Kforce stock options and may vary based upon the applicable employee group exercise patterns.

(b) Volatility is based upon the historical volatility of Kforce's common stock during a term commensurate with the expected term of the option.

(c) The dividend yield is based upon Kforce historically not paying dividends on its common stock.

(d) The risk-free rate is based upon treasury yields with similar terms.

The following table summarizes information about employee and director stock options under all of the plans mentioned above as of December 31, 2010:

	Outstanding and Exercisable			
Range of Exercise Prices	Number of Awards (#)	Weighted Average Remaining Contractual Term (Yrs)	Weighted Average Exercise Price ($)	Total Intrinsic Value
$0.00—$ 5.30	117	1.21	$ 4.24	$1,393
$5.31—$ 9.35	217	3.59	$ 9.12	1,532
$9.36—$14.45	351	4.46	$11.43	1,670
	685	3.63	$ 9.47	$4,595

No compensation expense was recorded during the year ended December 31, 2010 as a result of the grant date fair value having been fully amortized as of December 31, 2009. During the years ended December 31, 2009 and 2008, Kforce recognized compensation expense of $127 and $455, respectively.

Stock Appreciation Rights

Although no requirement exists, SARs are generally granted on the first trading day of each year to Kforce's NEOs based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first 90 days of the year of performance, are certified by the Compensation Committee as having been met. SARs granted during the years ended December 31, 2008 cliff vest 100% three years from the date of issuance. However, vesting is accelerated if Kforce's stock price exceeds the stock price at the date of grant by 30% for a period of 10 trading days or if the Compensation Committee determines that the criteria for acceleration are satisfied. The SARs granted during the year ended December 31, 2008 also contained a performance-based acceleration feature that related to the disposition of a portion of the business at a sufficient gain, which was subject to Compensation Committee approval. As was previously discussed, on June 30, 2008 the Compensation Committee approved the acceleration of the vesting of the SARs that were granted in 2008 as a result of the sale of Kforce's Scientific and per-diem Nursing businesses and, as a result, Kforce accelerated the previously unrecognized compensation expense associated with these awards.

The following table presents the activity for the three years ended December 31, 2010:

	Number of SARs	Weighted Average Exercise Price Per SAR	Weighted Average Grant Date Fair Value	Total Intrinsic Value of SARs Exercised
Outstanding as of December 31, 2007	469	$ 12.66		
Granted	361	$ 8.94	$5.30	
Outstanding as of December 31, 2008	830	$ 11.04		
Forfeited/Cancelled	(28)	$ 10.32		
Outstanding as of December 31, 2009	**802**	**$11.07**		
Exercised	**(633)**	**$11.27**		**$3,241**
Outstanding and Exercisable as of December 31, 2010	**169**	**$10.32**		

The valuation of the SARs was based upon a Black-Scholes valuation model. The following assumptions were used in the valuation of SARs granted during the year ended December 31:

	2008
Expected term (a)	5.61yrs
Expected volatility (b)	62.7%
Expected dividends (c)	0%
Risk-free rate (d)	3.5%

(a) The expected term for SARs is composed of a derived service period, which is determined using a lattice model; and a weighted average holding period, which is based on upon historical behavior and may vary from assumptions used for stock options based upon the applicable employee group patterns.
(b) Volatility is based upon the historical volatility of Kforce's common stock during a term commensurate with the expected term of the option.
(c) The dividend yield is based upon Kforce not historically paying dividends on its common stock.
(d) The risk-free rate is based upon treasury yields with similar terms.

Compensation expense attributable to SARs is recognized on a straight-line basis over the derived service period. No compensation expense was recognized during the year ended December 31, 2010 or 2009 due to the grant date fair value being fully amortized as of December 31, 2008. During the years ended December 31, 2008, Kforce recorded compensation expense of $3,384, which includes the compensation expense resulting from the June 30, 2008 acceleration.

Performance Accelerated Restricted Stock

PARS are periodically granted to certain Kforce executives and are generally based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first 90 days of the year of performance, are certified by the Compensation Committee as having been met. PARS granted during the years ended December 31, 2010, 2009 and 2008 have a graded six-year vesting period. However, vesting is accelerated if Kforce's closing stock price exceeds the stock price at the date of grant by a pre-established percentage (which has historically approximated 50%) for a period of 10 trading days.

Vesting was accelerated for the PARS granted during the year ended December 31, 2009 as Kforce's stock price exceeded the stock price at the date of grant by 50% for the tenth trading day during the quarter ended September 30, 2009. As a result, all unrecognized compensation expense associated with these awards was accelerated. Kforce recognized total compensation expense related to these PARS of $4,506 during the year ended December 31, 2009.

The PARS granted during the year ended December 31, 2008 also contained a performance-based acceleration feature that related to the disposition of a portion of the business at a sufficient gain, which was subject to Compensation Committee approval. As was previously discussed, on June 30, 2008, the Compensation Committee approved the acceleration of the vesting of the PARS that were granted in 2008 as a result of the sale of Kforce's Scientific and per-diem Nursing businesses. As a result, Kforce accelerated the previously unrecognized compensation expense associated with these awards.

PARS contain voting rights and are included in the number of shares of common stock issued and outstanding. PARS granted subsequent to September 30, 2009 contain a non-forfeitable right to dividends or dividend equivalents in the form of additional shares of restricted stock containing the same vesting provisions as the underlying award. The following table presents the activity for the three years ended December 31, 2010:

	Number of PARS	Weighted Average Grant Date Fair Value	Total Intrinsic Value of PARS Vested
Outstanding as of December 31, 2007	299	$ 13.31	
Granted	575	$ 8.94	
Vested	(575)	$ 8.94	$5,144
Forfeited	(2)	$ 13.92	
Outstanding as of December 31, 2008	297	$ 13.30	
Granted	591	$ 7.62	
Vested	(591)	$ 7.62	$6,582
Forfeited	(20)	$ 13.21	
Outstanding as of December 31, 2009	277	$ 13.31	
Granted	**1,228**	**$12.79**	
Vested	**(69)**	**$13.31**	**$ 914**
Forfeited	**—**	**$ —**	
Outstanding as of December 31, 2010	**1,436**	**$12.87**	

The fair market value of PARS is determined based on the closing stock price of Kforce's common stock at the date of grant, and is amortized on a straight-line basis over the derived service period, which is determined using a lattice model.

During the years ended December 31, 2010, 2009 and 2008, Kforce recorded compensation expense of approximately $4,931, $5,481 and $6,055, respectively. As of December 31, 2010, there was $11,602 of unrecognized compensation expense related to PARS, which will be recognized over a weighted average remaining period of 2.69 years.

Restricted Stock

RS is periodically granted to certain Kforce executives and is generally based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first 90 days of the year of performance, are certified by the Compensation Committee as having been met. RS granted during the years ended December 31, 2010, 2009 and 2008 had vesting terms ranging from one year to six years.

RS contain voting rights and are included in the number of shares of common stock issued and outstanding. RS granted subsequent to September 30, 2009 contain a non-forfeitable right to dividends or dividend equivalents in the form of additional shares of restricted stock containing the same vesting provisions as the underlying award. The following table presents the activity for the three years ended December 31, 2010:

	Number of RS	Weighted Average Grant Date Fair Value	Total Intrinsic Value of RS Vested
Outstanding as of December 31, 2007	80	$ 13.33	
Granted	517	$ 8.31	
Forfeited	(19)	$ 9.55	
Outstanding as of December 31, 2008	578	$ 8.96	
Granted	35	$ 9.74	
Vested	(209)	$ 8.46	$ 1,619
Forfeited	(59)	$ 9.93	
Outstanding as of December 31, 2009	345	$ 9.17	
Granted	**199**	**$12.77**	
Vested	**(82)**	**$ 9.36**	**$1,093**
Forfeited	**—**	**$ —**	
Outstanding as of December 31, 2010	**462**	**$10.68**	

The fair market value of restricted stock is determined based on the closing stock price of Kforce's common stock at the date of grant, and is amortized on a straight-line basis over the service period.

During the years ended December 31, 2010, 2009 and 2008, Kforce recorded compensation expense of approximately $1,105, $763 and $1,850, respectively. As of December 31, 2010, there was $3,602 of unrecognized compensation expense related to RS, which will be recognized over a weighted average remaining period of 3.72 years.

15. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Kforce leases space and operating assets under operating and capital leases expiring at various dates, with some leases cancelable upon 30 to 90 days notice. The leases require Kforce to pay taxes, insurance and maintenance costs, in addition to rental payments.

Future minimum lease payments, inclusive of accelerated lease payments, under non-cancelable capital and operating leases are summarized as follows:

	2011	2012	2013	2014	2015	Thereafter	Total
Capital Leases							
Present value of payments	$1,491	$1,307	$ 583	$164	$49	$—	$ 3,594
Interest	380	157	111	24	9	—	681
Capital Lease Payments	$1,871	$1,464	$ 694	$188	$58	$—	$ 4,275
Operating Leases							
Facilities	$5,695	$4,163	$2,411	$785	$ 8	$—	$13,062
Furniture and equipment	90	34	3	—	—	—	127
Total Operating Leases	$5,785	$4,197	$2,414	$785	$ 8	$—	$13,189
Total Leases	$7,656	$5,661	$3,108	$973	$66	$—	$17,464

The present value of the minimum lease payments for capital lease obligations has been classified in other current liabilities and long-term debt—other, according to their respective maturities. Rental expense under operating leases was $7,684, $9,951 and $10,222 for the years ended December 31, 2010, 2009 and 2008, respectively.

Purchase Commitments

Kforce has entered into various commitments including, among others, a compensation software hosting and licensing arrangement, contracts with resorts to host our annual employee incentive trips in 2011 and 2012, and a commitment for data center fees for certain of our information technology applications. As of December 31, 2010, these commitments amounted to approximately $14,344 and are expected to be paid as follows: $6,548 in 2011; $3,946 in 2012; $3,078 in 2013; $648 in 2014 and $124 in 2015.

Letters of Credit

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2010, Kforce had letters of credit outstanding for workers' compensation and other insurance coverage totaling $2,663, and for facility lease deposits totaling $171.

Litigation

As disclosed in our previous filings with the SEC, Kforce is a defendant in a California class action lawsuit alleging misclassification of California Account Managers and seeking unspecified damages. The tentative settlement referred to in our Quarterly Report on Form 10-Q for the period ended September 30, 2010 has been preliminarily approved by the Court in the adjusted amount of $2,526, which has been recorded within accounts payable and other accrued liabilities in the accompanying consolidated balance sheets. A hearing on the final approval is scheduled to take place in May 2011.

In the ordinary course of its business, Kforce is from time to time threatened with litigation or named as a defendant in various lawsuits and administrative proceedings. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties. Kforce maintains liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal liability risks that Kforce insures against are workers' compensation, personal injury, bodily injury, property damage, directors' and officers' liability, errors and omissions, employment practices liability and fidelity losses. There can be no assurance that Kforce's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities.

Other than as described above, Kforce is not aware of any litigation that would reasonably be expected to have a material adverse effect on its results of operations, its cash flows or its financial condition.

Employment Agreements

Kforce has entered into employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a six-month to a three-year period under certain circumstances. The agreements also provide for a severance payment of one to three times annual salary and one half to three times average annual bonus if such an employee is terminated without good cause by the employer or for good reason by the employee. These agreements contain certain post-employment restrictive covenants. Kforce's liability at December 31, 2010 was approximately $57,219 if all of the employees under contract were terminated without good cause by the employer or the employees resigned for good reason following a change in control and $19,482 if all of the employees under contract were terminated by Kforce without good cause or the employees resigned for good reason in the absence of a change of control.

Kforce has not recorded any liability related to the employment agreements as no events have occurred that would require payment under the agreements.

16. REPORTABLE SEGMENTS

Kforce's reportable segments are as follows: (i) Tech, (ii) FA, (iii) HLS, and (iv) GS. This determination was supported by, among others: the existence of segment presidents responsible for the operations of each segment and who also report directly to our chief operating decision maker, the nature of the segment's operations and information presented to the Board of Directors. During this assessment, it was determined that Kforce also reports Flexible billings and Search fees separately by segment, which has been incorporated into the following table.

Historically, and through our year ended December 31, 2010, Kforce has generated only sales and gross profit information on a segment basis. Substantially all operations and long-lived assets are located in the United States.

The following table provides information concerning the continuing operations of our segments for the three years ended December 31, 2010:

	Technology	Finance and Accounting	Health and Life Sciences	Government Solutions	Total
2010					
Net service revenues					
Flexible billings	**$522,220**	**$165,831**	**$160,247**	**$103,132**	**$951,430**
Search fees	**16,346**	**21,365**	**1,666**	**—**	**39,377**
Total revenue	**$538,566**	**$187,196**	**$161,913**	**$103,132**	**$990,807**
Gross profit	**$159,983**	**$ 70,811**	**$ 48,414**	**$ 33,206**	**$312,414**
2009					
Net service revenues					
Flexible billings	$ 457,544	$ 146,186	$ 163,481	$ 114,523	$ 881,734
Search fees	10,280	16,670	1,452	—	28,402
Total revenue	$ 467,824	$ 162,856	$ 164,933	$ 114,523	$ 910,136
Gross profit	$ 133,906	$ 61,836	$ 49,256	$ 40,981	$ 285,979
2008					
Net service revenues					
Flexible billings	$ 493,282	$ 174,039	$ 187,486	$ 76,225	$ 931,032
Search fees	26,585	37,220	2,180	—	65,985
Total revenue	$ 519,867	$ 211,259	$ 189,666	$ 76,225	$ 997,017
Gross profit	$ 161,087	$ 95,458	$ 59,669	$ 28,437	$ 344,651

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

The quarterly financial data presented below has been adjusted, where applicable, to reflect the discontinued operations of Kforce's Scientific and per-diem Nursing businesses, which is more fully described in Note 2.

	Three Months Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
2010				
Net service revenues	**$226,656**	**$246,137**	**$259,519**	**$258,495**
Gross profit	**68,145**	**78,395**	**83,465**	**82,409**
Net income	**2,708**	**5,144**	**6,444**	**6,338**
Earnings per share–basic	**$0.07**	**$0.13**	**$0.16**	**$0.16**
Earnings per share–diluted	**$0.07**	**$0.13**	**$0.16**	**$0.16**
2009				
Net service revenues	$ 231,309	$ 225,952	$ 228,273	$ 224,602
Gross profit	72,221	71,621	72,316	69,821
Net income	3,161	3,907	2,272	3,533
Earnings per share–basic	$0.08	$0.10	$0.06	$0.09
Earnings per share–diluted	$0.08	$0.10	$0.06	$0.09

During the third and fourth quarters of 2010, Kforce reduced the allowance for doubtful accounts, fallouts and other accounts receivable reserves by $720 and $1,470, respectively, which were recorded in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). The reductions resulted from evidence gathered during an ongoing analysis performed on various factors including recent trends, specific analysis of significant receivable balances that are past due, concentration of receivables and the current state of the U.S. economy.

Additionally, during the third quarter of 2010, Kforce recorded an accrual in the amount of $1,850 as a preliminary settlement amount for an existing class action lawsuit alleging misclassification of California Account Managers. During the fourth quarter of 2010, an additional amount of $676 was recorded increasing the accrual for the settlement, which is subject to final court approval, to $2,526. The amounts recorded in the third and fourth quarters were both recorded in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows for the year ended December 31:

	2010	2009	2008
Cash paid during the period for:			
Income taxes, net	**$13,345**	$10,310	$19,927
Interest, net	**$ 739**	$ 830	$ 1,905
Non-Cash Transaction Information:			
Tax benefit from disqualifying dispositions of stock options and restricted stock	**$ 322**	$ 162	$ 416
Shares tendered in payment of exercise price of stock options and SARs	**$ 6,705**	$ 2,172	$ 578
Common Stock transactions:			
Employee stock purchase plan	**$ —**	$ 586	$ 849
Equipment acquired under capital leases	**$ 2,111**	$ 1,088	$ 1,863
Proceeds from discontinued operations held in escrow	**—**	—	$ 1,150
Cash used in connection with acquisitions, net:			
Acquisition costs	**$ —**	$ 109	$38,982
Cash received in acquisition	**—**	—	(578)
	$ —	$ 109	$38,404

CORPORATE INFORMATION

BOARD OF DIRECTORS

David L. Dunkel
Chairman and
Chief Executive Officer,
Kforce Inc.

John N. Allred
President, A.R.G., Inc.

W.R. Carey, Jr.
Chief Executive Officer,
Corporate Resource Development, Inc.

Richard M. Cocchiaro
Vice Chairman and Vice President,
Kforce Inc.

Mark F. Furlong
Chairman, President and
Chief Executive Officer,
Marshall & Ilsley Corp.

Patrick D. Moneymaker
Consultant

Elaine D. Rosen
Chair of the Board,
The Kresge Foundation
Nonexecutive Chair, Assurant

Ralph E. Struzziero
Consultant

Howard W. Sutter
Vice Chairman and Vice President,
Kforce Inc.

A. Gordon Tunstall
President and
Chief Executive Officer,
Tunstall Consulting

EXECUTIVE AND SENIOR OFFICERS

David L. Dunkel
Chairman and
Chief Executive Officer

William L. Sanders
President

Joseph J. Liberatore
Executive Vice President,
Chief Financial Officer and Secretary

Michael L. Ettore
Chief Services Officer

Randal E. Marmon
Chief Customer Development Officer

Peter M. Alonso
Chief Talent Officer

Michael R. Blackman
Chief Corporate Development Officer

SAM! Farrell
Chief Sales Officer

David M. Kelly
Senior Vice President,
Finance and Accounting

Jeffrey B. Hackman
Chief Accounting Officer

William S. Josey, Esq.
General Counsel

Mark Biscoe
President, North Region

Frank Curry
President, Kforce Global Solutions, Inc.

Kristin Ellis
President, Health & Life Sciences

Larry Grant
President, KGS

Kye Mitchell
President, Atlantic Region

Jeffrey T. Neal
President, West Region

CORPORATE COUNSEL

Holland & Knight LLP
Tampa, Florida

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Tampa, Florida

TRANSFER AGENT

Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
www.computershare.com
Shareholder Inquiries:
1 (877) 282-1168

FORM 10-K AVAILABLE

A copy of the Kforce Inc.'s Annual Report on Form 10-K (excluding exhibits thereto) is available to any investor without charge upon written request to:

Michael R. Blackman
Chief Corporate Development Officer
Kforce Inc.
1001 East Palm Avenue
Tampa, Florida 33605

Or contact us at www.kforce.com or call Investor Relations:
1 (813) 552-2927.

ANNUAL MEETING

The annual meeting of shareholders will be held on June 21, 2011 at 8:00 a.m. at Kforce Inc. headquarters in Tampa, Florida.

WEBSITE INFORMATION

For a comprehensive profile of Kforce Inc., visit the Firm's website at: www.kforce.com.

KFORCE®

KFORCE LOCATIONS

UNITED STATES

ALABAMA
Huntsville

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KFORCE®

KFORCE—65 TOTAL OFFICES TO SERVE YOU.

To find the location nearest you, visit our Website at www.kforce.com or call 1 (800) 395-5575.

Corporate Headquarters: 1001 East Palm Avenue, Tampa, Florida 33605

1 (813) 552-5000